UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[X] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

OR

[_] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended ____________________

OR

[_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the transition period from       to
                                        ------   -----

                    Commission File Number: _________________

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------

             (Exact Name of Registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------

                 (Jurisdiction of Incorporation or Organization

          16493-26th Avenue, Surrey, British Columbia, Canada, V3S 9W9
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                        Name of Each Exchange
  Title of Each Class                                    on Which Registered

---------------------                                ---------------------------
        None                                                    None
---------------------                                ---------------------------


 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------

                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
--------------------------------------------------------------------------------

                                (Title of Class)

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

       As of September 30, 2003: 9,920,227 common shares without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes [_]               No [X]


Indicate by check mark which financial statement item the Registrant has elected to follow.

                  Item 17 [X]           Item 18 [_]

                                TABLE OF CONTENTS

                                     PART I

FORWARD LOOKING STATEMENTS.....................................................1

CONVERSION TABLE ..............................................................1

GLOSSARY OF TERMS .............................................................1

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............3
           A.   Directors and Senior Management................................3
           B.   Advisers.......................................................4
           C.   Auditors.......................................................4

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE.............................4

ITEM 3     KEY INFORMATION.....................................................5
           A.   Selected Financial Data........................................5
           B.   Capitalization and Indebtedness................................7
           C.   Reasons for the Offer and Use of Proceeds......................8
           D.   Risk Factors...................................................8

ITEM 4     INFORMATION ON THE COMPANY.........................................12
           A.   History and Development of the Company........................12
           B.   Business Overview.............................................14
           C.   Organizational Structure......................................15
           D.   Property, Plants and Equipment................................15

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................26
           A.   Operating Results.............................................26
           B.   Liquidity and Capital Resources...............................27
           C.   Research and Development, Patents, Licenses, etc..............31
           D.   Trend Information.............................................31

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................31
           A.   Directors and Senior Management...............................31
           B.   Compensation..................................................33
           C.   Board Practices...............................................34
           D.   Employees.....................................................34
           E.   Share Ownership...............................................35

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................37
           A.   Major Shareholders............................................37
           B.   Related Party Transactions....................................38
           C.   Interests of Experts and Counsel..............................40

ITEM 8     FINANCIAL INFORMATION..............................................40
           A.   Consolidated Statements and Other Financial
                     Information..............................................40
           B.   Significant Changes...........................................42

ITEM 9     THE OFFER AND LISTING..............................................43
           A.   Price History.................................................43
           B.   Markets.......................................................44


ITEM 10    ADDITIONAL INFORMATION.............................................44
           A.   Share Capital.................................................44
           B.   Memorandum and Articles of Association........................47
           C.   Material Contracts............................................51
           D.   Exchange Controls.............................................54
           E.   Taxation......................................................54
           F.   Dividends and Paying Agents...................................62
           G.   Statement by Experts..........................................63
           H.   Documents on Display..........................................63
           I.   Subsidiary Information........................................63

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                MARKET RISK...................................................63

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY
                SECURITIES....................................................63


                                 PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................64

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                HOLDERS AND USE OF PROCEEDS...................................64

ITEM 15    CONTROLS AND PROCEDURES............................................64

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT...................................64

ITEM 16B   CODE OF ETHICS.....................................................64


                                    PART III

ITEM 17    FINANCIAL STATEMENTS...............................................65

ITEM 18    FINANCIAL STATEMENTS...............................................65

ITEM 19    EXHIBITS ..........................................................65

SIGNATURES ...................................................................69

EXHIBIT INDEX

                           FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Registrant's uncertainty of future profitability; uncertainty of access to additional capital; competition; risks associated with development, construction and managing mining operations; restrictions and regulatory requirements regarding the mining industry; regulatory uncertainties regarding the mining industry; dependence on joint venture partners for project financing; obtaining mining licenses and managing mining operations; and changes in economic conditions and industry competition. See "Item 3 - Key Information - Risk Factors."

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

                                CONVERSION TABLE

In this Registration Statement a combination of Imperial and metric measures are used with respect to our mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

------------------------- ------------- ------------------ ---------------------
IMPERIAL MEASURE      =   METRIC UNIT   METRIC MEASURE  =  IMPERIAL UNIT
------------------------- ------------- ------------------ ---------------------
2.47 acres                1 hectare     0.4047 hectares    1 acre
3.28 feet                 1 metre       0.3048 metres      1 foot
0.62 miles                1 kilometre   1.609 kilometres   1 mile
1.102 tons (short)        1 tonne       0.907 tonnes       1 ton
0.029 ounces (troy)/ton   1 gram/tonne  34.28 grams/tonne  1 ounce (troy/ton)
------------------------- ------------- ------------------ ---------------------

                                GLOSSARY OF TERMS

"batholiths"                         A body of magmatic rock of any  composition
                                     and shape emplaced and solidified beneath the surface of the Earth, with a surface area in excess of 100 square kilometres

"conjugate"                          Acute angle intersection

"felsic intrusion"                   A body of magmatic  rock rich in  feldspar,
                                     felspathoids   or  quartz   (i.e.  granite,
                                     granatoid)

"grade" The quantity of a mineral resource and the amount of gold and silver (or other products) contained in such resource and includes estimates for mining dilution but not for other processing losses.

"mafic"                              Rock or minerals  with high  concentrations
                                     of   magnesium   and  iron  (i.e.  basalts,
                                     pyroxenes, biotite)

"mineralization"                     A natural aggregate of one or more valuable
                                     minerals.

"morphology"                         Shape of object

"ounces"                             Troy ounces.

"periodicity"                        Regular or repetitive

"shear" A linear zone of faulting within which the host rock is often broken and fragmented

"strike"                             The    geographical    alignment   of   any
                                     horizontal line or a plane or surface

"tonne"                              2,205 pounds or 1,000 kilograms.

"ultramafic"                         Rock  especially rich in magnesium and iron
                                     with no feldspar or quartz (i.e. dunite, peridotites)

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.       DIRECTORS AND SENIOR MANAGEMENT:

The following table sets forth the name, business address and position of each of the directors and senior management of the Registrant:

----------------------------------     -----------------------------------------
NAME AND BUSINESS ADDRESS                            POSITION
----------------------------------     -----------------------------------------

Rupert L. Bullock, B.Comm.             President,  Chief  Financial  Officer and
16493-26th Avenue                      Director who is responsible for  the  day
Surrey, British Columbia               to day operations and  is responsible for
Canada                                 the overall management and supervision of
V3S 9W9                                the Registrant's affairs and business
----------------------------------     -----------------------------------------
Lynn W. Evoy                           Chief Executive Officer and  Director who
13775 31st Avenue                      is   responsible   for   assisting    the
Surrey, British Columbia               President with the day to day  operations
Canada                                 and  management  and  supervision of  the
V4P 2B7                                Registrant's affairs and business
----------------------------------     -----------------------------------------
Richard W. Hughes                      Director
#711 - 675 West Hastings Street
Vancouver, British Columbia
Canada
V6B 1N2
----------------------------------     -----------------------------------------
Philip J. Southam, P.Geo.              Director who is responsible for any major
#711 - 675 West Hastings Street        geological decisions
Vancouver, British Columbia
Canada
V6B 1N2
----------------------------------     -----------------------------------------
Beverly J. Bullock                     Corporate  Secretary who  is  responsible
16493-26th Avenue                      for making necessary corporate and  legal
Surrey, British Columbia               filings and general administration
Canada
V3S 9W9
----------------------------------     -----------------------------------------
Ronda Ross-Love                        Assistant  Secretary  who is  responsible
#711 - 675 West Hastings Street        for assisting the Corporate Secretary
Vancouver, British Columbia
Canada
V6B 1N2
----------------------------------     -----------------------------------------

B.       ADVISERS:

The following table sets forth the name, business address and position of each of the advisers to the Registrant:

----------------------------------     -----------------------------------------
NAME AND BUSINESS ADDRESS                            POSITION
----------------------------------     -----------------------------------------

McCullough O'Connor Irwin              Canadian legal counsel
Solicitors
1100-888 Dunsmuir Street
Vancouver, British Columbia
Canada
V6C 3K4
----------------------------------     -----------------------------------------
Miller & Holguin                       U.S. legal counsel
1801 Century Park East, 7th Floor
Los Angeles, California
U.S.A.
90067
----------------------------------     -----------------------------------------
Bank of Montreal                       Banker
Commercial Banking
Main Floor, First Bank Tower
P.O. Box 49500, 595 Burrard Street
Vancouver, British Columbia
Canada
V7X 1L7
----------------------------------     -----------------------------------------


C.       AUDITORS:

----------------------------------     -----------------------------------------
NAME AND BUSINESS ADDRESS                            POSITION
----------------------------------     -----------------------------------------

MacKay LLP                             Auditors - December 4, 2000 to present
Chartered Accountants
#112, 7565-132nd Street
Surrey, British Columbia
Canada
V3W 1K5
----------------------------------     -----------------------------------------
G. Ross McDonald                       Auditor - prior to December 4, 2000
Chartered Accountant
1502 - 543 Granville St.
Vancouver, B.C.
V6C 1X8
----------------------------------     -----------------------------------------


ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3   KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The following tables set forth the data of the Registrant for the fiscal years ended October 31, 2002, 2001, 2000, 1999 and 1998 and the nine-month interim periods ended July 31, 2003 and 2002.

The selected financial data of the Registrant for Fiscal 2002, Fiscal 2001 and Fiscal 2000, ended October 31st was derived from the financial statements of the Registrant which have been audited by MacKay LLP, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data of the Registrant for Fiscal 1999 and Fiscal 1998, ended October 31st was derived from the financial statements of the Registrant which have been audited by G. Ross McDonald, Chartered Accountant, as indicated in his audit report which is included elsewhere in this Registration Statement. All amounts are expressed in Canadian dollars.

The financial statements included in this Registration Statement and the tables set forth below have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Note 9 to the Registrant's audited financial statements for Fiscal 2002, ended October 31st provides a description of the principal differences between Canadian GAAP and United States GAAP, as they relate to the Registrant, and a reconciliation to United States GAAP of the Registrant's net income and stockholders' equity.


              TABLE 1: CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                         YEAR ENDED OCTOBER 31 (AUDITED)
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
                                  NINE-MONTH     NINE-MONTH        2002         2001          2000          1999         1998
                                 PERIOD ENDED   PERIOD ENDED
                                  JULY 31/03     JULY 31/02
                                  (UNAUDITED)    (UNAUDITED)
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Amortization                                 -              -            -            -            156          389       11,971
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Consulting fees                         21,590              -            -            -          4,000            -            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Financing fees and interest            112,577          1,137       15,323            -              -            -            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Management fees                         33,000         22,500       30,000       30,000         35,500       48,000       41,000
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Professional fees                       14,419          7,841       30,009        9,616         11,272       10,374       13,499
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Regulatory and transfer agent
fees                                    20,121         13,805       20,277        7,155          8,835        7,629        6,643
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Salaries and benefits                        -              -            -            -              -        2,730        6,476
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Travel and promotion                    24,290              -            -            -             20        6,085       14,115
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Office                                   4,406          1,794        2,115        1,842          6,165       10,970       15,280
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
TOTAL EXPENSES                         230,403         47,077       97,724       48,613         65,948       86,177      114,918
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------

-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
OTHER ITEMS
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Other income                                 -              -            -            -              -            -     (88,710)
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Write down of distribution
rights and patents                           -              -            1            -              -      248,781            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Write down of marketable
securities                                   -              -          100            -              -          678        1,817
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Loss on disposal of capital
assets                                       -              -            -            -          1,400            -            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Net Loss                               230,403         47,077       97,825       48,613         67,165      335,636       28,025
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------



                                     Page 6

-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Deficit - beginning of year          3,416,958      3,364,696    3,364,696    3,316,083      3,248,918    2,913,282    2,885,257
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------

-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Future income tax benefit
recognized on issuance of
flow through shares                          -              -       45,563            -              -            -            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Deficit - end of year                3,647,361      3,411,773    3,416,958    3,364,696      3,316,083    3,248,918    2,913,282
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Loss per share                           $0.03          $0.02        $0.04        $0.02         $0.046        $0.30        $0.01
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------


                      TABLE 2: CONSOLIDATED BALANCE SHEETS
                         YEAR ENDED OCTOBER 31 (AUDITED)
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
                                  NINE-MONTH     NINE-MONTH        2002         2001          2000          1999         1998
                                  PERIOD ENDED   PERIOD ENDED
                                  JULY 31/03     JULY 31/02
                                  (UNAUDITED)    (UNAUDITED)
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Assets:
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Cash and short-term deposits          390,318         161,812       68,123        1,778          1,457            -            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Accounts and advances
receivable                             34,037           2,389       12,729          815              -            -            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Other current assets                   19,880             100            -          100            100          100          778
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Mineral properties and
deferred exploration costs            876,806          16,996      167,049            -              -            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Other long term assets                      -               1            -            1              1        1,557      250,727
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
TOTAL ASSETS                        1,321,041         181,298      247,901        2,694          1,558        1,657      251,505
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------

-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Liabilities:
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Bank overdraft                              -               -            -            -              -        2,130        1,762
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Accounts payable and accrued
liabilities                           106,047          28,654       36,055       19,989         13,049      155,969       66,034
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Loans from related parties              5,551          92,325            -       50,309          7,500       35,384       39,899
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Promissory Note Payable               350,000         175,000            -            -              -            -            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Convertible debenture                 125,000               -      125,000            -              -            -            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
TOTAL LIABILITIES                     586,598         295,979      161,055       70,298         20,549      193,483      107,695
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------

-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Share capital                       4,370,804       3,297,092    3,503,804    3,297,092      3,297,092    3,057,092    3,057,092
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Paid up capital                        11,000               -            -            -              -            -            -
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Deficit                            (3,647,361)     (3,411,773)  (3,416,958)  (3,364,696)    (3,316,083)  (3,248,918)  (2,913,282)
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Total Shareholder's equity
(deficit)                             734,443        (114,681)      86,846      (67,604)       (18,991)    (191,826)     143,810
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
TOTAL LIABILITIES AND
SHAREHOLDER'S EQUITY                1,321,041         181,298      247,901        2,694          1,558        1,657      251,505
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------
Number of Shares                    9,670,227       2,309,651    5,128,401    2.309,651   2,309,651 (1)   7,767,556    7,749,830
-----------------------------   --------------- -------------- ------------ ------------ -------------- ------------ ------------

(1)      7:1 consolidation

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).


                             Year Ended October 31st
--------------------------------------------------------------------------------
  2002             2001              2000              1999              1998
--------------------------------------------------------------------------------
 1.5735           1.5403            1.4747            1.4973            1.4637


The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$").

                                                        High               Low
                                                       ------             ------

September 2003 ......................                  1.3876             1.3469

August 2003 .........................                  1.4065             1.3836

July 2003 ...........................                  1.4114             1.3368

June 2003 ...........................                  1.3768             1.3348

May 2003 ............................                  1.4263             1.3438

April 2003 ..........................                  1.4924             1.4316


Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this registration statement on Form 20-F (the "Registration Statement" or "Form 20-F") all references herein are to Canadian Dollars.

The noon rate of exchange on October 3, 2003, as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.3418 (US$1.00 = Cdn$1.3418).

B.       CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the Registrant's capitalization and indebtedness as at July 31, 2003.


                                                                   Amount (Cdn$)
                                                                   -------------
Indebtedness
   Accounts payable and accruals .........................              106,047
   Due to related parties ................................                5,551
   Promissory Note Payable ...............................              350,000
   Convertible Debenture .................................              125,000
Total indebtedness (1) ...................................              586,598

Shareholder Equity
   Share Capital .........................................            4,370,804
   Paid up Capital .......................................               11,000
   Deficit ...............................................           (3,647,361)
Net Shareholder Equity ...................................              734,443

(1) None of the Registrant's indebtedness is guaranteed and none of the Registrant's indebtedness is secured.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.       RISK FACTORS

Any investment in the Registrant's shares involves a high degree of risk. An investor should consider carefully the following information before deciding to buy the Registrant's common shares. If any of the events discussed in the following risk factors actually occurs, the Registrant's business, financial condition or results of operations would likely suffer. In this case, the market price of the Registrant's shares could decline, and the investor could lose all or part of its investment in the Registrant's shares. In particular, a prospective should consider carefully the following risk factors:

EXPLORATION EFFORTS MAY BE UNSUCCESSFUL:
Investors in the Registrant could lose their entire investment. Most exploration projects do not result in the discovery of commercially minable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially minable (or viable) ore body which can be legally and economically exploited.

LACK OF EARNINGS AND CASH FLOW:
The Registrant has no history of earnings or cash flow from operations. The continued lack of earnings or cash flow could force the Registrant to cease operations and investors in the Registrant will lose their entire investment.

UNCERTAINTY OF CONTINUING AS A GOING CONCERN:
The continuation of the Registrant depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. Because of this uncertainty, there is doubt about the Registrant's ability to continue as a going concern. The Registrant's financial statements do not include the adjustments that would be necessary if the Registrant were unable to continue as a going concern.

NO PROVEN RESERVES:
The Registrant currently has few tangible assets and no proven reserves. If the Registrant does not discover proven reserves on its properties the Registrant will have to cease operations and investors will lose their entire investment. The properties in which the Registrant has an interest or the concessions in which the Registrant has the right to earn an interest are in the exploratory stage only and are without a known body of ore. No probable reserves have been identified to date.

NO GUARANTEE OF CLEAR TITLE TO MINERAL PROPERTIES:
If titles to the properties in which the Registrant has an interest are not valid, the Registrant will be forced out of business and investors will lose their entire investment.

THE  MINING  INDUSTRY  IS  SUBJECT  TO  SIGNIFICANT OPERATING HAZARDS AND RISKS:
Mineral exploration, development and production involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Registrant has an interest will be subject to all the hazards and risks normally incidental to exploration, development and production of copper, gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage.

FLUCTUATING METALS PRICES:
The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond the Registrant's control, including expectations about the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis. The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. These fluctuations and uncertainties can undermine the Registrant's financial condition and increase the risk and vulnerability of an investment in the Registrant's common shares.

CALCULATION  OF  RESERVES  AND  GOLD  RECOVERY  ARE  SUBJECT  TO  UNCERTAINTY:
There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades being mined or dedicated to future production. Until reserves are actually identified, mined and processed, the quantity of ore and its grades must be considered as estimates only. In addition, the quantity of any reserves and ore that the Registrant may identify in the future will vary depending on prevailing metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio will affect the economic viability of the Registrant's properties. In addition, there can be no assurance that copper, gold or other mineral recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

THE MINING INDUSTRY IS SUBJECT TO ECONOMIC CHANGES, INDUSTRY COMPETITION, OPERATING COST VARIATIONS, GOVERNMENT AND REGULATORY RULES AND REGULATIONS:
The Registrant's mining activities are speculative by their nature and involve a high degree of risk. The mining business is subject to a number of factors beyond the Registrant's control including changes in economic conditions, intense industry competition, variability in operating costs, changes in government resulting in changes in rules and regulations of numerous regulatory authorities. An adverse change in any one of such factors could have a material adverse effect on the Registrant, its business and results of operations, which could result in the Registrant not meeting its business objectives.

MARKETING OF ANY SUBSTANCE DISCOVERED MAY BE AFFECTED BY FACTORS BEYOND THE REGISTRANT'S CONTROL:
Factors beyond the control of the Registrant may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations (including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection), and taxes. The combination of these factors may result in the Registrant not receiving an adequate return on invested capital.

THE  REGISTRANT'S  SUCCESS  DEPENDS ON  PERFORMANCE  AND SERVICE OF  INDEPENDENT
CONTRACTORS:
The Registrant's success depends to a significant extent on the performance and continued service of independent contractors. The Registrant has contracted the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could delay the exploration projects on the Registrant's properties resulting in a reduction of share value.

UNCERTAINTY OF OBTAINING ADDITIONAL FUNDING REQUIREMENTS:
The Registrant has no earnings and will therefore require financing to complete its intended exploration programs. To date the Registrant has funded its exploration programs through the issuance of its equity securities, and the Registrant will continue to need to fund its exploration programs in this manner until such time, if ever, that it generates revenues and profits. Failure to obtain additional financing on a timely basis will cause the Registrant to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations, thus causing investors to lose all or a portion of their investment. The Registrant is required to make additional cash payments for its properties to the original vendors of $2,500,000 coming due in 2004, 2005 and 2006.

LACK OF A DIVIDEND POLICY:
The Registrant does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business so investors cannot count on any income in the form of dividends.

POSSIBLE DILUTION TO PRESENT AND PROSPECTIVE SHAREHOLDERS:
The Registrant's plan of operation, in part, contemplates the accomplishment of business negotiations by the payment of cash, issuance of securities of the Registrant, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, will result in dilution to present and prospective holders of common stock.

RISKS ASSOCIATED WITH PENNY STOCK CLASSIFICATION:
The Registrant's stock is subject to "penny stock" rules as defined in Rule 3a51-1 under the United States Securities Exchange Act of 1934, as amended, and because of the constraints on trading resulting from the "penny stock" definition investors will encounter difficulty in selling their stock. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Registrant's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Registrant's common shares in the United States and shareholders may find it more difficult to sell their shares.

LIMITED AND VOLATILE TRADING VOLUME:
Although the Registrant's shares trade on the TSX Venture Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Registrant's shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Registrant's shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

VOLATILITY OF SHARE PRICE:
In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Registrant, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During Fiscal 2002, the Registrant's share price fluctuated between a low of $0.08 and a high of $0.25. To date during the current fiscal year, the Registrant's share price has fluctuated between a low of $0.13 and a high of $0.45. Significant fluctuation in the Registrant's share price is likely to continue, and could potentially increase, in the future.

DIFFICULTY  FOR  U.S.  INVESTORS  TO  EFFECT  SERVICE  OF  PROCESS  AGAINST  THE
REGISTRANT:
The Registrant is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to effect service of process in the United States upon the directors or officers of the Registrant, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. All of the Registrant's directors and officers are residents of Canada and substantially all of the Registrant's assets are located outside of the United States. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

POSSIBLE DIFFICULTIES IN OBTAINING REQUIRED PERMITS AND LICENSES:
The Registrant's operations may require it to obtain licenses and permits from various governmental and regulatory authorities. Although the Registrant has had no problem in obtaining required licenses and permits to date, its ability to conduct exploration, development and mining operations in the future could be impeded if it is unable to obtain required licenses and permits in the future.

DIFFICULTY OF COMPLYING WITH ENVIRONMENTAL LAWS AND REGULATIONS:
The Registrant's operations may be subject to environmental legislation and environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulations provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties as well as cleanup costs. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations also has the potential to reduce the profitability of our operations. The Registrant does not maintain environmental liability insurance.

ITEM 4   INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE REGISTRANT

Introduction
------------

The Registrant's head office is located at 16493-26th Avenue, Surrey, British Columbia, Canada, V3S 9W9 (Telephone: 604-536-5357; Facsimile: 604-536-5358). The Registrant's e-mail address is: info@amadorgoldcorp.com and its website is: www.amadorgoldcorp.com. The Registrant's registered office is located at 1100-888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4 (Telephone: 604-687-7077, Facsimile: 604-687-7099). The Registrant's U.S.
counsel is located at 1801 Century Park East, 7th Floor, Los Angeles, California, U.S.A. 90067 (Telephone: 310-556-1990; Facsimile: 310-557-2205).

The contact person in Vancouver, British Columbia, Canada is: Mr. Rupert L. Bullock, President.

The Registrant's fiscal year ends October 31st.

The Registrant's common shares trade on the TSX Venture Exchange under the symbol "AGX".

The authorized capital of the Registrant consists of 100,000,000 common shares of no par value. At October 31, 2002, the end of the Registrant's most recent fiscal year, there were 5,128,401 common shares issued and outstanding. At September 30, 2003, there were 9,920,227 common shares issued and outstanding.

Corporate Background
--------------------

The Registrant was incorporated on October 24, 1980 under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the COMPANY ACT (British Columbia) under the name "Golden Trend Energy Ltd.". It changed its name to "World Power Bike Inc." on January 9, 1991. On March 13, 2000, the Registrant changed its name to "Parkside 2000 Resources Corp." and the outstanding common shares were consolidated on a one for seven basis. (Any registered holder on the books of the Registrant of a number of common shares not evenly divisible by seven was neither entitled to be entered on the books of the Registrant as a holder of a fractional common share, in respect of the fractional share resulting from the aforementioned consolidation, nor was entitled to receive a share certificate therefore; however, in lieu thereof, an adjustment was made to round up any such fractional interest to the nearest whole number of common shares.). On May 16, 2003, the Registrant changed its name to "Amador Gold Corp.".

Important Business Developments
-------------------------------

Pursuant to an agreement dated September 28, 1988, the Registrant, together with a related company acquired the worldwide distribution rights to a power pedal system in consideration of $175,850. The rights were granted for a seventeen year period during which time the Registrant was to create a demand for the product as well as develop a distribution and marketing system. For several years, the Registrant and the related company attempted to market the power pedal equipped bicycles. The Registrant was unsuccessful in marketing the bicycle, allowed the European patents to lapse and wrote down its interest in the remaining United States and Japanese patents to a nominal value during fiscal 1999.

In August 2000, the Registrant completed a private placement of 1,200,000 units at CDN$0.20 per unit, each unit consisting of one (1) common share and one (1) non-transferable share purchase warrant, for gross proceeds of CDN$240,000. The proceeds were used to settle the Registrant's current accounts payable. At the same time, the directors and officers of the Registrant resigned and new directors and officers were appointed.

On December 21, 2000, the Registrant signed a letter of intent to purchase all of the issued and outstanding shares in the capital of a private company located in Langley, British Columbia, Canada, specializing in the design, manufacture and sale of production equipment and machinery related to the utility pole industry. On December 29, 2000, pending completion of the reverse take-over of that company, trading in the shares of the Registrant was halted. After numerous attempts to negotiate and conclude a share exchange agreement, the Registrant abandoned the transaction in April 2002. The Registrant then began a search for a viable project.

On May 30, 2002, the Registrant and Goldrea Resources Corp. ("Goldrea") (TSX Venture Exchange Trading Symbol: GOR) of Suite 2A, 15782 Marine Drive, White Rock, British Columbia, Canada, V4B 1E6 entered into an option agreement for the Registrant to explore and develop the 32 unit, BX1-2 claims, located in the Liard Mining Division, 48 kilometres southwest of Bob Quinn Lake, British Columbia, Canada (the "BX Property"). The claims are 100% owned by Goldrea and were acquired by staking on December 15, 2001. Goldrea and the Registrant commenced a program in September 2002 consisting of diamond drilling, soil geochemical and geological mapping on the BX Property. Goldrea and the Registrant increased the core claims from 32 units to 64 units. The BX Property is without a known body of commercial ore. Goldrea and the Registrant are arm's length to each other. In May 2003, the Registrant terminated its option agreement with Goldrea in order to focus on its KPM Property (see below). Goldrea was advised and the Registrant's interest in the BX Property is limited to a 10% carried interest.

Pursuant to the policies of the TSX Venture Exchange (the "Exchange"), the nature of the above transaction was deemed to constitute a "change of business" from industrial to natural resources (the "COB"). The policies of the Exchange required the Registrant to obtain shareholder approval by a majority of the shareholders, excluding parties related to the Registrant, before the COB received final approval from the Exchange.

On October 18, 2002, the Registrant entered into a letter of intent with Richard
W. Hughes for the assignment of an option agreement to acquire 40 patented claims and 2 mineral claims located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake (the "KPM Property"). Richard Hughes entered into an option agreement with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin") and has assigned his interest in the agreement to the Registrant. Consideration consisted of $25,000 that had already been paid by Richard Hughes, $225,000 on or before December 25, 2002 (extended to February 14, 2003) (paid by the Registrant), $250,000 on August 27, 2003 (paid by the Registrant), $250,000 on August 27, 2004, $250,000 on August 27, 2005 and $2,000,000 on August 27, 2006.
In addition, there is a royalty payable of between 1 and 2% depending on the price of gold. On December 19, 2002, subsequent to the completion of the assignment, Mr. Hughes joined the Board of Directors of the Registrant.
Following regulatory approval, the Registrant entered into separate option agreements on January 31, 2003 with Kenora and Machin on the same terms and conditions as contained in the option agreement between Richard Hughes, Kenora and Machin.

B.       BUSINESS OVERVIEW

The Registrant is a natural resource company engaged in the acquisition, exploration of mineral resource properties, principally for copper and gold, in Canada and its properties do not contain a known commercially viable minable deposit. There is no assurance that a commercially viable mineral deposit exists on any of the Registrant's properties, and further exploration is required before a final evaluation of the economic and legal feasibility is determined.

PRINCIPAL  MARKETS  AND  COMPETITIVE  CONDITIONS
While the Registrant has not received any revenue from its current operations it anticipates its markets if and when they develop will be based on Comex and/or London Metal Exchange (LME) prices.

The Registrant competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

SEASONALITY
Mineral exploration in Canada is seasonal in nature due to the fact that weather conditions may make properties inaccessible. In addition, during periods of good weather conditions there is great demand for available crew and equipment such as drilling rigs, geological crews and airplanes.

MARKETING  CHANNELS
The Registrant is not currently marketing any mineral products.

GOVERNMENT  REGULATIONS

ONTARIO

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where the Registrant holds its mineral claims. The Registrant can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing. The Registrant is not required to obtain a work permit for exploration activities on its Ontario property but is required to notify the government of the work being undertaken.

The Acts and Regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, Crown Timber Act, Fisheries Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protections Act and the Gasoline Handling Act.

Plan of Operations
------------------

The Registrant had on hand, at July 31, 2003, a negative working capital balance of $17,363. The Registrant completed a loan financing of $350,000 in July, 2003 which funds were used to expand the drill program by approximately an additional 1,250 metres and to make the $250,000 property payment due on August 27, 2003 (paid on August 20, 2003). To date, the Registrant has completed a drill program on the KPM Property located in Kenora, Ontario at a cost of approximately $470,000, excluding property payments.

The Registrant intends to raise additional funds to continue diamond drilling on the KPM Property with a focus on the Main Zone but also to test some of the other gold showings on the KPM Property. The work to test the other gold showings will consist of prospecting, trenching, mapping and diamond drilling, if warranted. The Registrant intends to raise additional funds through private placements and the exercise of outstanding warrants. If the Registrant is unsuccessful in its efforts to raise additional funds, the Registrant will seek joint venture partners to conduct further exploration activities on the KPM Property.

Principal Capital Expenditures and Divestitures
-----------------------------------------------

Up until July 2002, the Registrant was essentially dormant and reactivated itself by acquiring a joint venture interest in the BX Property from Goldrea. The Registrant made expenditures of approximately $150,000 in the summer and fall of 2002 exploring (drilling etc.) this property, which resulted in the Registrant acquiring a 10% interest. In May 2003, the Registrant terminated its option agreement with Goldrea in order to focus on its KPM Property which it acquired by a letter of intent in October 2002, followed by a formal option agreement in January 2003, under which the Registrant has made payments totalling $225,000 in February 2003 and $250,000 in August 2003.

C.       ORGANIZATIONAL STRUCTURE

The Registrant owns 100% of the issued and outstanding shares of Amador Resources Inc. (the "Subsidiary") incorporated under the laws of the Province of British Columbia on July 28, 1994. The Subsidiary became a wholly-owned subsidiary of the Registrant on January 30, 2003.

D.       PROPERTY, PLANTS AND EQUIPMENT

The Registrant does not own most of its tangible personal property used to conduct its business. The Registrant's infrastructure is largely provided under management agreements.

The Registrant's corporate offices are located in Surrey, British Columbia, Canada. Until December 31, 2002, the Registrant had a management agreement with Bullock Consulting Ltd. ("BCL") dated August 1, 2000, a company owned 100% by Rupert L. Bullock, the President and a Director of the Registrant, which obligated BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,500 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Registrant.

On January 1, 2003, the Registrant entered into a management agreement with Hastings Management Corp. ("HMC"), a company owned by Richard W. Hughes, a Director of the Registrant, to provide management services to the Registrant including supervising and administering the financial requirements of the Registrant's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public; providing access to secretarial services and legal consultation; providing office space, office and boardroom facilities; and providing such other additional instructions and directions as the Registrant may require in return for the payment of $4,000 per month (plus GST) and reimbursement of administrative costs and financial services incurred by HMC on behalf of the Registrant.

The Registrant's only material asset is the exploration property, the KPM Property located in Kenora, Ontario, described below.

KPM PROPERTY, KENORA, ONTARIO

DETAILS OF ACQUISITION

On October 18, 2002, the Registrant entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Registrant to acquire 40 patented claims and 2 mineral claims. Pursuant to the option agreement consideration consists of $25,000 (paid by Richard Hughes), $225,000 on or before December 25, 2002 which was extended to February 14, 2003 (paid by the Registrant), $250,000 on August 27, 2003 (paid by the Registrant), $250,000 on August 27, 2004, $250,000 on August 27, 2005 and $2,000,000 on August 27,
2006. In addition, there is a royalty payable of between 1 and 2% based on the price of gold.

Consideration for the Assignment consisted of $35,000 payable to Richard Hughes which represented the initial $25,000 payment to Kenora and Machin and $10,000 as reimbursement for due diligence costs and expenses. The Registrant paid for the assignment from its general working capital. On December 19, 2002, subsequent to the completion of the assignment, Mr. Hughes joined the Board of Directors of the Registrant.

Following regulatory approval, the Registrant directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option payment of $225,000 was made on February 10, 2003. The option payment of $250,000 was made on August 20, 2003.

There is a finders' fee payable to Don Cross associated with the option agreement which consists of cash payment equal to 7.5% of the first $300,000 consideration, 5% on the next $700,000, 2.5% of the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000. To date, a total of $32,500 has been paid by the Registrant to the finder based on consideration paid in the amount of $500,000.

         LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The  Registrant  has an option to acquire  the  following  patented  claims from
Kenora:

         D-149,  D-200,  D-201,  D-201 (A PCL 2413),  D-203 SW, D-204  (K-2460),
         D-212, D-213 (K-2462),  D-214 (K-2938),  D-215 (K-2548),  D-216, D-217,
         D-228 (K-2978-79),  D-229,  D-233,  D-265,  D-140 (K-1269),  S-74, S-97
         (K-3055-58),  S-151 PARTIAL,  MIN. LOC.  D-195,  D-147,  D-148,  D-239,
         D-389, S-109, S-126, S-150, D-203 (K-2461)

The  Registrant  has an option to acquire  the  following  patented  claims from
Machin:

         D-199,  D-202, M-11, S-105, D-218 (K-1317 ET AL NORTH),  K-13487 NORTH,
         K-13544 NORTH, K-13564 NORTH, K-13464 NORTH, CLAIM 264-E PARCEL 4802, CLAIM 270-E

         PARCEL 4802

The  Registrant  has an option to acquire  the  following  mineral  claims  from
Machin:

         1203021
         3004923

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

HISTORY AND PREVIOUS WORK

Exploration on the KPM Property dates back to 1896 when the Cornucopia Mine, later renamed the Cedar Island Mine, was discovered and developed. Total production from the mine was 16,997 tonnes of ore grading 10.0 grams per tonne gold. Some trenching in the early 1980's showed a possible extension of the vein system on the adjoining mainland from Cedar Island. The KPM Property was optioned to Bond Gold Canada Limited (formerly St. Joe Canada Inc.) in 1985. Bond Gold completed 35,290 meters of drilling in 155 holes on the KPM Property between 1986 and 1989. The majority of the drilling was on the Cedar Island Mainland Zone (114 holes) along a strike distance of one kilometer and to a maximum vertical depth of 350 meters.

The KPM Property has previously producing mines within its boundaries including production of:

         Cedar Island Mine - 16,997 tonnes at 10.0 grams per tonne gold Mikado Mine - 57,813 tonnes at 17.0 grams per tonne gold
         Olympia Mine - 11,353 tonnes at 7.8 grams per tonne gold

The last drilling completed on the KPM Property consisted of 14 holes in 1988 and 1989. 11 holes focused on the Breccia Vein and the eastern strike extension of the Main Vein.

The Breccia Vein was tested over a strike length of 250 meters by holes K88-128-132 inclusive and holes K88-137-139. The results of the Breccia Vein intersection were as follows:

-------------------  -----------------  ----------------  ----------------
                          Vertical         Gold Assay        True Width
     Hole No.           Intersection       (grams per         (meters)
                          (meters)           tonne)
-------------------  -----------------  ----------------  ----------------
       K128                  48               1.71              0.40
-------------------  -----------------  ----------------  ----------------
       K129                  32               1.03              1.22
-------------------  -----------------  ----------------  ----------------
       K130                 118               4.22              1.13
-------------------  -----------------  ----------------  ----------------
       K132                 132               3.43              0.75
-------------------  -----------------  ----------------  ----------------
       K137                 151               1.94              1.82
-------------------  -----------------  ----------------  ----------------
       K138                 150               0.69              0.63
-------------------  -----------------  ----------------  ----------------
       K139                 176              19.55              6.28
-------------------  -----------------  ----------------  ----------------

The drill results confirm the postulated shoot-like, east plunging morphology of the Breccia Zone and demonstrate the very uneven distribution of gold within the vein.

The Main Vein was tested over a strike length of 250 meters by holes K88-128-132 inclusive, K88-137-139 inclusive and K89-140-141. The results of the Main Vein intersections were as follows:

-------------------  -----------------  ----------------  ----------------
                          Vertical         Gold Assay        True Width
     Hole No.           Intersection       (grams per         (meters)
                          (meters)           tonne)
-------------------  -----------------  ----------------  ----------------
       K128                 125                7.30             1.50
-------------------  -----------------  ----------------  ----------------
       K129                 101                7.10             2.57
-------------------  -----------------  ----------------  ----------------
       K130                 189                0.73             1.50
-------------------  -----------------  ----------------  ----------------
       K131                  79                5.80             1.50
-------------------  -----------------  ----------------  ----------------
       K132                 212              266.00             1.96
-------------------  -----------------  ----------------  ----------------
       K137                 260                4.10             2.04
-------------------  -----------------  ----------------  ----------------
       K138                 223                4.01             1.50
-------------------  -----------------  ----------------  ----------------
       K139                 260                0.34             0.40
-------------------  -----------------  ----------------  ----------------
       K140                 240               16.80             5.15
-------------------  -----------------  ----------------  ----------------
       K141                 223                5.80             4.79
-------------------  -----------------  ----------------  ----------------

The drill program results indicate the strong continuity of the Main Vein. As recognized from the Breccia Vein drilling, gold mineralization occurs in shoots that have a uniform plunge direction. There appears to be a 250 meter along strike periodicity in the distribution of the mineralized shoots that can make their location predictable. In the case of the Main Vein, the apparent regular spacing of the shoots may be dictated by conjugate shears, the plunge of which control shoot distribution in a primary direction, a 40(degree) plunge to the east, and a secondary direction, a 40(degree) plunge to the west.

Detailed metallurgical tests on the Main Vein quartz composite samples were conducted at Noranda's Hemlo Gold Mine as an attempt to ascertain any metallurgical problems which may be encountered. Surface samples were collected for testing by blasting at 13 sites in five trenches that expose the Main Vein periodically along a 300 meter strike length.

The metallurgical tests were completed on three composite samples: one composed of quartz vein material and the others composed of footwall and hanging material collected from the Main Vein trenches. Using low pH conditions and an 18 hour pre-aeration time, cyanide leaching was carried out on two size fractions of the quartz composites being 95% passing 400 mesh and 80% passing 200 mesh.

The results indicate that the material has good potential for treatment using a similar leach method to that presently used in the Hemlo Gold Camp. Recoveries for the quartz vein composite range from 92.9% for tests of 80% passing 200 mesh, to 98.1% for tests at 95% passing 400 mesh. Extraction in all cases was greater than 90% after 29 hours. Cyanide consumption was high in all cases probably reflecting the high base metal levels and low pH leaching conditions.

The footwall and hangingwall material were subjected to the same test parameters as the Main Vein quartz composite. Gold recovery was good, ranging from 89.4% for tests at 80% passing 200 mesh, to 97.8% for tests at 95% passing 400 mesh.

PROPERTY GEOLOGY AND MINERALIZATION

The KPM Property straddles an old volcanic greenstone belt and the contact with a younger felsic intrusion. Over 90% of the gold occurrences in the area are hosted by the lower mafic-ultramafic series and over 90% of the gold produced in the Lake of the Woods area has come from within 3.5 kilometres of the granotoid batholiths. The KPM Property is in an area overlapping the batholiths. The felsic intrusion is considered the source of the mineralizing fluids that formed several past producing gold mines and current gold prospects within the KPM Property boundary.

The results of the work conducted show several prospective mineralized areas including:

1. Mainland and Breccia Zones which is an extension of the Cedar Island Mine which has had a total of 114 diamond drill holes;
2.       Grano Zone which has had a total of 22 drill holes;
3.       McKinnon Reef Zone which has had a total of 4 drill holes;
4.       Old Ontario Occurrence which has had a total of 3 drill holes;
5.       No. 3 Vein Shaft which has had 1 drill hole; and
6.       Bullion Occurrence which has had 1 drill hole.

The portion of the KPM Property acquired by the Registrant from Machin, has had no significant work conducted on it, other than the work recently completed, as disclosed below. Higher grade intercepts on the Mainland and Breccia Vein are located along the boundary of this ground.

EXPLORATION POTENTIAL AND WORK PROGRAM

The KPM Property covers a prospective geological environment in which gold is associated with sulphidized quartz veins hosted by major shear zones. Prior drilling has outlined two major vein structures; the Main Vein and Breccia Vein. The mineralization is open for expansion along strike and down plunge.

A 2,000 meter diamond drill program was recommended to delineate the extent of mineralization along the Main and Breccia Veins. Geological mapping and sampling are also recommended for the historical showings on the property acquired from Machin.

Drill Results and Resource Estimation
-------------------------------------

The Registrant's 2003 diamond drill program, under the supervision of Philip J. Southam, P.Geo. and assistance of Kevin Leonard, completed 11 holes totalling 3,205 meters. The two-fold purpose of this program was in-fill drilling of the Mainland zone and expanding the zone to depth and along strike. The results of the drilling are listed in Table 1 below. The Main Vein of the Mainland zone was consistently encountered in every hole at the target depth. The grades encountered are consistent with this style of vein system. Holes 10 and 11 represent a step-out to the east from the Mainland zone on to the Machin Property.

                         Table 1 - 2003 Drilling Results

  DRILL
  HOLE #      FROM (M)      TO (M)    WIDTH (M)     LD (G/T)           VEIN ID
--------      --------      ------    ---------     --------     --------------

  SL03-01          329       329.4          0.4         2.82     Hanging Wall 1
                351.05       353.1         2.05         0.59          Main Vein
                 362.6       364.5          1.9          1.8      Footwall Vein

  SL03-02          185       186.3          1.3         1.48     Hanging Wall 1
                   197         200            3         1.61          Main Vein

  SL03-03        227.8       229.5          1.7         1.66     Hanging Wall 3
                278.35         280         1.65         1.72          Main Vein
including       278.65      278.95          0.3         6.93          Main Vein
                   282       288.2          6.2        1.475      Footwall Vein

  SL03-04          302       303.5          1.5         3.42     Hanging Wall 1
  SL03-04
                 314.6         316          1.4         3.67          Main Vein
                   317      318.85         1.85         2.22          Main Vein
                321.63      322.03          0.4         9.56          Main Vein
                 345.6         346          0.4         2.64      Footwall Vein

  SL03-05          280      283.54         3.54         2.25          Main Vein
including       282.84      283.54          0.7          6.2          Main Vein
                304.5          307          2.5         2.58      Footwall Vein
including        306.2       306.6          0.4         6.21      Footwall Vein

  SL03-06          214       215.6          1.6         2.58       Breccia Vein
including          214       214.5          0.5         7.93       Breccia Vein
                   228       228.4          0.4         3.13     Hanging Wall 3
                   254       254.4          0.4         0.69     Hanging Wall 2
                273.15      273.55          0.4         0.36     Hanging Wall 1
                301.52         303         1.48          1.7          Main Vein
                337.15         338         0.85         0.58      Footwall Vein

  SL03-07        109.1       110.4          1.3         0.19     Hanging Wall 3
                   119       119.7          0.7          0.3     Hanging Wall 2
                 140.1       141.1            1         0.43     Hanging Wall 1
                148.55         150         1.45         0.34          Main Vein

  SL03-08        176.3      177.75         1.45         1.74       Breccia Vein
                   210       211.2          1.2         1.18     Hanging Wall 2
                 213.2       213.6          0.4         6.87     Hanging Wall 1
                218.14       220.6         2.46         3.45          Main Vein
                   224       225.4          1.4         0.78      Footwall Vein

  SL03-09        149.8       151.3          1.5         2.95       Breccia Vein
                 160.1       161.6          1.5         0.82     Hanging Wall 2
including        160.1       160.5          0.4         2.52     Hanging Wall 2
                 164.7       165.5          0.8         2.02     Hanging Wall 1
                 176.8       178.3          1.5          1.6          Main Vein
                 194.6       196.6            2         2.25      Footwall Vein

  SL03-10        128.4       129.6          1.2          0.9     Hanging Wall 2
                 143.6       145.2          1.6         3.61     Hanging Wall 1
including       144.55       145.2         0.65         6.44     Hanging Wall 1
                 148.2      149.55         1.35         5.65          Main Vein

  SL03-11        194.5       195.7          1.2         3.27          Main Vein

--------------------------------------------------------------------------------

The Registrant retained Mr. G.H. Giroux, P.Eng., MASc. of Giroux Consultants Ltd., Vancouver, B.C. to produce a resource estimation for the Mainland Zone based on 6 mineralized gold veins identified from a total of 111 diamond drill holes on the Property. The resource estimation includes the results of the 2003 drill program. Pursuant to NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS, Mr. Giroux is a Qualified Person and has verified the drilling data for the Mainland Zone. "Qualified Person" means an individual who:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;
(b) has experience relevant to the subject matter of the mineral project and the technical report; and
(c)      is a member in good standing of a professional association;

Mr. Giroux has determined that the six veins of the Mainland Zone host 234,000 ounces of gold in the INDICATED category and a further 151,000 ounces of gold in the INFERRED category.

The following is the summary from Mr. Giroux's report entitled "A Resource Estimate on the KPM Shoal Lake Project" dated September 30, 2003:

                             "SUMMARY AND CONCLUSIONS

         o Amador Gold Corp. has acquired 41 patented claims and 2 mineral claims located on the shores of Shoal Lake, some 60 km west of Kenora, Ontario.

         o Prospecting, exploration and gold mining began in the Shoal Lake area in the 1880's. Three former producing mines and a number of gold occurrences are present on the KIPM property including the Mikado Mine on claim D148 where production from 1896 to 1934 totaled 970,000 grams (31,000 ozs) of gold, the Cedar Island Mine (formerly the Cornucopia Mine) located on claim D212 where production totaled 163,474 grams (5,260 ozs) of gold between 1897 and 1936 and the Olympia Mine located on claim M.X1 on Helldiver Bay which produced 89,575 grams (2,900 ozs) of gold during the years 1906, 1911-12 and 1915.

         o The Shoal Lake area is underlain by granite-greenstone terrain of the western portion of the Wabigoon Subprovince, a major sub-division of Precambrian rocks of the Canadian Shield. The greenstone rocks consist of fine to medium grained mafic-ultramafic to intermediate metavolcanics of basaltic and andesitic composition with minor tuffaceous and sedimentary interbeds. The volcanics have been intruded by the Canoe Lake Stock of granodioritic composition.

         o Within the property, the main structural features are the silicified shear zones. The Cedar Island Mainland Zone strikes 120 to 135 and dips 70 to 90 to the southwest. Within this zone 6 mineralized veins have been identified as the

                  Main, Breccia, Hanging Wall 1, Hanging Wall 2, Hanging Wall 3 and Footwall veins.

         o Prior to Amador's involvement in the KPM project a total of 100 diamond drill holes were completed by Denison Mines Ltd. and Bond Gold Canada Limited on the Mainland Zone totaling 23,132 metres.

         o In 1985, Kenora Prospectors and Miners conducted their own program of trenching and sampling on the mainland east of and along strike from the Cedar Island Mine. The shear was trenched over a strike length of 350 metres and returned gold values up to 20.9 grams per tonne over 1.2 metres along a 9.29 metre strike length and 11.3 grams per tonne over 2.16 metres along a 7.9 metre strike length.

         o        Amador  completed 11 holes  totaling 3,205 metres during 2003.
                  The two-fold purpose of this program was in-fill drilling of the Mainland zone and expanding the zone to depth and along strike.

         o The data base for this resource estimate consisted of 111 drill holes totaling 26,337 metres. A total of 703 assays were available for analysis. Of these samples a total of 5 samples were capped at a level of 86 g Au/t.

         o        The resource was calculated using a two dimensional  approach.
                  Veins were first identified in plan and sections and each vein was rotated in both the horizontal and vertical planes so the study could look at a true perpendicular view of the structure. True thickness was calculated for each vein intersection with a drill hole by using the azimuth and dip of the vein and the drill hole. The vein was then treated as a two dimensional structure with a grid of 20 x 20 m blocks superimposed over a long section.

         o Values for thickness and gold accumulation (thickness x gold grade) were then estimated into the 20 x 20 m blocks by ordinary kriging. Two estimation passes were made with the first searching an area equal to 75 m along strike and 40 m down dip for a minimum of three drill hole composites. Blocks estimated during pass 1 were classed indicated. A second pass with double the search ellipse looked for a minimum of 1 composite. These blocks were classed as inferred. Block estimation was also limited by drill holes that didn't identify a particular vein.

         o The undiluted resource is shown below for each vein in Table I at a 3.0 g Au/t cutoff. It is important to note this is not an economic cutoff as no economic study has been completed. This cutoff is simply presented as an example at a particular level of mineralization. The resource is also presented in Table I diluted to a minimum mining width of 1.5 m by adding 0.001 g Au/t dilution.

         Table 1: Total Resource for six veins at a 3.0 g Au/T cutoff

                                        INDICATED                                       INFERRED
                  ------------------------------------------------------   -------------------------------------
VEIN                                               Grade>Cutoff                             Grade>Cutoff
                      Au         Tonnes>   -----------------------------    Tonnes>  ---------------------------
                    Cutoff       Cutoff      Au       Av.Th.     Oz.Au      Cutoff     Au      Av.Th.    Oz.Au
                    (g/t)       (tonnes)    (g/t)      (m)                 (tonnes)   (g/t)     (m)
                  ----------- ------------ -----------------------------   --------- ---------------------------
Main                 3.00         577,000   6.815      1.78     126,000     437,000    5.828    1.36     82,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------
Breccia              3.00         202,000   8.524      2.13      55,000      60,000    5.596    2.15     11,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------
Footwall             3.00          44,000   4.936      0.89       7,000      69,000    6.413    1.78     14,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------
Hanging Wall 1       3.00         126,000   5.082      1.01      21,000      94,000    5.646     .88     17,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------
Hanging Wall 2       3.00          76,000   4.754      1.17      12,000      87,000    4.575     .32     13,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------
Hanging Wall 3       3.00          71,000   5.540      0.85      13,000      85,000    5.037     .92     14,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------

TOTALS                          1,096,000    6.63      1.62     234,000     832,000     5.63    1.35    151,000

Diluted to a minimum mining width of 1.5 m

                                        INDICATED                                       INFERRED
                  ------------------------------------------------------   -------------------------------------
VEIN                                               Grade>Cutoff                             Grade>Cutoff
                      Au         Tonnes>   -----------------------------    Tonnes>  ---------------------------
                    Cutoff       Cutoff      Au       Av.Th.     Oz.Au      Cutoff     Au      Av.Th.    Oz.Au
                    (g/t)       (tonnes)    (g/t)      (m)                 (tonnes)   (g/t)     (m)
                  ----------- ------------ -----------------------------   --------- ---------------------------
Main                 3.00         582,000   6.655      1.89     125,000     380,000    5.777    1.72     71,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- ---------
Breccia              3.00         209,000   8.226      2.20      55,000      60,000    5.597    2.22     11,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------
Footwall             3.00          40,000   3.949      1.50       5,000      53,000    7.250    3.75     12,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------
Hanging Wall 1       3.00         109,000   4.128      1.55      14,000      79,000    4.468    1.50     11,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------
Hanging Wall 2       3.00          57,000   4.654      1.79       9,000      80,000    4.258    1.71     11,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------
Hanging Wall 3       3.00          46,000   5.536      1.56       8,000      45,000    5.088    1.94      7,000
                  ----------- ------------ --------- --------- ---------   --------- --------- -------- --------

TOTALS:                         1,043,000    6.44      1.88     216,000     697,000     5.51    1.91    123,000

         o A program of infill and exploration diamond drilling is recommended to test for down dip and along strike extensions to the various veins. The gap in the data within the Machin claims is also targeted for additional drilling. A total of 10,000 m of diamond drilling is recommended. The proposed program which should be completed during the winter to take advantage of frozen swamps and the winter road to the property, would take about 3 months to complete at an estimated cost of $1,000,000."

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. THERE IS NO KNOWN BODY OF COMMERCIAL ORE ON THE KPM PROPERTY AND ANY PROPOSED PROGRAM WILL BE AN EXPLORATORY SEARCH FOR ORE. The Registrant cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Registrant will be able to develop such deposit on a commercially profitable basis, if at all.

                              ONTARIO LOCATION MAP
                                 February 1989

                               [GRAPHIC OMITTED]

                                KPM PROPERTY MAP
                                Kenora, Ontario
                              General Geology Map

                               [GRAPHIC OMITTED]

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial conditions and results of operations of the Registrant for the year ended October 31, 2002, the year ended October 31, 2001 and the year ended October 31, 2000 should be read in conjunction with our financial statements and related notes included therein. The Registrant's financial statements presented in Canadian dollars have been prepared in accordance with Canadian GAAP. Under
Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. As a result, net loss and net loss per share increase under U.S. GAAP to reflect the exploration expenses, when compared to Canadian GAAP. In addition, shareholder's equity and our total assets are decreased under U.S. GAAP because exploration costs related to our mineral properties are expensed as incurred. Note 9 of the October 31, 2002 financial statements sets forth the material differences between Canadian and U.S. GAAP.

THE REGISTRANT EXPLORES FOR MINERALS AND DOES NOT HAVE ANY PROPERTIES THAT ARE IN PRODUCTION. THE REGISTRANT HAS NO EARNINGS AND, THEREFORE, FINANCES THESE EXPLORATION ACTIVITIES BY THE SALE OF ITS EQUITY SECURITIES. The key determinants of its operating results are the following:

(a) the state of capital markets, which affects our ability to finance our exploration activities;
(b) the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and
(c)      market prices for gold and other precious metals and minerals.

A.       OPERATING RESULTS

Fiscal Year Ended October 31, 2001 vs. Fiscal 2000
--------------------------------------------------

For fiscal year ended 2001, the Registrant had no revenue as compared to a minor amount of interest ($183.00) in 2000. In fiscal year ended 2001, the Registrant experienced a net loss of $48,613 as compared to a net loss in 2000 of $67,165. The reduction in the loss, in part, is due to the fact that (a) consulting fees were eliminated and (b) the management contract in 2001 included office rent, secretarial and basic accounting, which had not been the case in the previous year. Other savings were the result of the fact that management fees of $30,000 ($2,500/month plus GST), paid to a company owned 100% by a director and officer of the Registrant, instituted in fiscal 2001, included office rent, secretarial and basic accounting. As the Registrant was basically inactive, there was a reduction in the transfer agent fees from $6,235 in 2000 to $4,151 in 2001.

Fiscal Year Ended October 31, 2002 vs. Fiscal 2001
--------------------------------------------------

The Registrant had no revenue in fiscal 2001 or 2002 and realized a net loss of $97,825 for the twelve-month period ended October 31, 2002 compared to a net loss of $48,613 in fiscal 2001. In fiscal 2001, the Registrant was essentially dormant while it waited for certain negotiations to come to fruition. In fiscal 2002, the Registrant ceased negotiations with regard to an industrial venture, conducted a change of business classification with the TSX Venture Exchange from industrial to resource company and entered the mining exploration industry. This change resulted in an increase in legal and accounting fees from $9,616 in fiscal 2001 to $30,009 in fiscal 2002. Similarly, there was an increase in regulatory fees from $3,004 in fiscal 2001 to $15,311 in fiscal 2002 and in transfer agent fees from $4,151 in fiscal 2001 to $4,966 in fiscal 2002. As noted above, management fees ($30,000 in each year) included office rent, secretarial and basic accounting and were identical in both fiscal 2001 and fiscal 2002. The increase in bank charges and interest, as well as the $10,000 financing fee, in fiscal 2002, can be attributed to the $175,000 financing completed on July 10, 2002.

Nine Months Ended July 31, 2003 vs. Nine Months Ended July 31, 2002
-------------------------------------------------------------------

There is no revenue for the periods. The loss for the nine months ended July 31, 2003 increased to $230,403 as compared to $47,077 in the prior year period. Expenses increased substantially as the Registrant entered into option agreements to explore and develop claims in British Columbia and Ontario. Acquisition costs for the Kenora claims amounted to $278,750. In addition, in the winter, spring and early summer of 2003, $431,278 was spent in exploring the KPM property, of which $337,139 was spent on drilling. Consulting work associated with these claims cost $21,590 in the current year period as compared to nil in the prior year period. The Registrant had outstanding convertible debentures which greatly increased the bank charges and interest from $1,137 in the prior year period to $10,077 in the current year period. The main expenses were for management fees of $33,000 (2002 - $22,500), which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the current year period include $14,419 (2002 - $7,841) for legal and accounting, $14,017 (2002 - $9,849) for regulatory fees and $6,104 (2002 - $3,956) for transfer agent fees. The amount of cash and cash equivalents on hand at July 31, 2003 was $390,318 (2002 - $68,123). The increases in all of the foregoing categories reflect the fact that for the first half of calendar 2002 the Company was not trading and was attempting to resolve issues with a private company whose shares the Registrant had signed a letter of intent to acquire. Due to the failure of these negotiations, the Company had to seek a change of business which incurred significant increases in expenses for legal, accounting, regulatory and transfer agent's fees. The Registrant also began a program of attending various trade shows to promote its properties, which resulted in expenses of $24,290 for travel and promotion in the nine months ended July 31, 2003 as compared to nil in the prior year period.

B.       LIQUIDITY AND CAPITAL RESOURCES

The Registrant has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

Fiscal 2000
-----------

On March 13, 2000, the Registrant changed its name to "Parkside 2000 Resources Corp." and its outstanding common shares were consolidated on a one for seven basis.

In connection with a private placement, the Registrant received gross proceeds of $240,000 and issued a total of 1,200,000 common shares. The Registrant also issued 1,200,000 warrants allowing for the purchase of up to 1,200,000 common shares at $0.26 per share until July 21, 2002. The proceeds were used to settle current accounts payable. At October 31, 2000, 1,200,000 warrants were outstanding.

During fiscal 2000, the Registrant underwent a change in management as Rupert L. Bullock, Lynn W. Evoy and Beverly J. Bullock replaced all the directors and officers at the time. Beverly J. Bullock resigned as a director and officer of the Registrant on December 19, 2002.

Fiscal 2001
-----------

In December 2000, the Registrant requested the resignation of G. Ross McDonald, Chartered Accountant, of Vancouver, British Columbia and appointed MacKay & Partners, Chartered Accountants, of Surrey, British Columbia as interim auditors for the Registrant. A resolution for the change of auditor was presented to shareholders of the Registrant at its annual general meeting held on April 12, 2001.

During fiscal 2001, the Registrant was essentially dormant. The Registrant had no operating business and no assets. In December 2000, the Registrant signed a letter of intent to purchase all of the issued and outstanding shares in the capital of a private British Columbia company. After many months of discussions, the Registrant was unable to obtain the necessary information with which to conclude negotiations and therefore decided in April 2002 to terminate any further discussions with the private company. The Registrant then immediately began a search for a viable project.

Fiscal 2002
-----------

On December 28, 2001, trading in the Registrant's common shares was halted pending receipt and review of acceptable documentation regarding the change of business and/or reverse take-over pursuant to applicable policies of the Canadian Venture Exchange (now the TSX Venture Exchange) based on the Registrant's agreement to purchase all of the issued and outstanding shares in the capital of a private British Columbia company (see "Fiscal 2001") (the "COB").

In the first part of fiscal 2002, the Registrant had no operating business and no assets. The Registrant was classified in the industrial industry; however, during the fiscal year the Registrant received disinterested shareholder approval to a change of business to natural resources.

In May 2002, the Registrant entered into an option agreement to explore and develop some mineral claims located in the Liard Mining Division of British Columbia with another public company. The property was expanded to cover 10,320 hectares during the course of the fiscal 2002 work program. The Registrant was the operator of the project and was required to make cash payments of $100,000 (of which $10,000 was paid in fiscal 2002), issue 450,000 common shares (of which 50,000 common shares were issued in fiscal 2002), and incur exploration expenditures of $1,100,000 (of which $150,000 was expended in fiscal 2003) to earn a 50% interest.

As part of the COB, on July 10, 2002, the Registrant issued two promissory notes in the aggregate amount of $175,000 to finance the BX Property located in the Liard Mining Division, British Columbia (the "Loans"). The Loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demanded payment by notice in writing if the Registrant had not commenced trading on the TSX Venture Exchange (the "Exchange") on or before September 30, 2002 or (b) the date which was two years from the date the Loans were advanced. In consideration for providing the Loans, the Registrant agreed to issue to the lenders the maximum number of shares allowable by the Exchange pursuant to its policies, the number of which shall have a market value of not more than 20% of the amount of the Loans. Market value was determined based on the closing price of the Registrant's shares on the Exchange on the 10th trading day after the resumption of trading of the Registrant's shares on the Exchange. Resumption of trading took place on August 26, 2002; therefore the number of shares to be issued was determined on September 9, 2002. Based on the $0.10 closing price of the Registrant's shares on September 9, 2002, one of the lenders ($50,000) received 100,000 shares of the Registrant. The $50,000 note was repaid in cash, including interest of $1,194, on October 22, 2002.

On September 10, 2002, the Registrant entered into a debt settlement agreement with Bullock Consulting Ltd. ("BCL"), a private company owned as to 100% by Rupert L. Bullock, the President and a Director of the Registrant, to settle debt in the amount of $66,875. A total of 668,750 shares of the Registrant were issued to BCL at a deemed price of $0.10 per share to settle such debt. The shares were subject to a hold period expiring on February 8, 2003.

On October 16, 2002, the second note, for $125,000, was converted into a Series "A" convertible debenture (the "Debenture"), with a 1,250,000 detachable share purchase warrant (the "Warrant") with an exercise price of $0.10 per share until July 23, 2004. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into common shares of the Registrant at a conversion rate equal to the market price (as defined by the policies of the Exchange) of the Registrant's shares at the time of conversion. At October 31, 2002, 1,250,000 of these warrants remained outstanding.

On October 18, 2002, the Registrant entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 34 patented claims and one mineral claim 60 kilometers west of Kenora, Ontario. Consideration consists of $35,000 to the assignor (paid subsequent to the year end), $225,000 before February 14, 2003 (paid by the Registrant), $250,000 before August 27, 2003 (paid by the Registrant), $250,000 on August 27, 2004, $250,000 on August 27, 2005 and $2,000,000 before August 27, 2006. In addition, there is a royalty payable of between 1 and 2%. A finder's fee is payable with respect to the option agreement as follows: 7.5% of the first $300,000 consideration ($19,500 paid subsequent to the year end), 5% on the next $700,000, 2.5% on the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000. To date, a total of $32,500 has been paid by the Registrant to the finder based on consideration paid in the amount of $500,000.

During the year ended October 31, 2002, in connection with private placements, the Registrant received gross proceeds of $200,000 and issued a total of 2,000,000 common shares. Of these, 1,150,000 common shares were issued for $115,000 of flow-through funds. The Registrant also issued 2,000,000 warrants for the purchase of up to 2,000,000 common shares at $0.10 per common share until October 7, 2004. The Registrant paid a finder's fee of $16,692. At October 31, 2002, 2,000,000 of these warrants remained outstanding.

The amount of cash and cash equivalents on hand at the end of October 31, 2002 was $68,123 (2001 - $1,778 and 2000 - $1,457). The amount of $50,309 in the year ended October 31, 2001 due to a related party was to an officer and director of the Registrant who had been paying the ongoing expenses for over 1 1/2 years and includes management fees for 2 years.

At October 31, 2002, the Registrant had working capital of $44,797 (2001 - ($67,605)) and 2000 - ($18,992)). The continuation of the Registrant is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Registrant to continue as a going concern. The financial statements do not include the adjustments that would be necessary should the Registrant be unable to continue as a going concern.

Events Subsequent to Fiscal 2002
--------------------------------

In November, 2002, the Registrant closed a private placement consisting of 320,000 units at CDN$0.11 per unit with Richard W. Hughes, a director of the Registrant, each unit consisting of one (1) common share and one (1) non-transferable share purchase warrant, for gross proceeds of CDN$35,200. The proceeds were added to working capital. Mr. Hughes became a director of the Registrant on December 19, 2002.

In February 2003, the Registrant closed a private placement consisting of 1,625,000 flow-through units at $0.20 per unit and 1,750,000 units at $0.20 per unit, for total consideration of $675,000. Each flow-through unit consists of one (1) flow-through common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional non-flow-through common share of the Registrant at a price of $0.25 per share on or before February 28, 2005. Each non-flow-through unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Registrant at a price of $0.25 per on or before February 28, 2005. The flow-through proceeds ($325,000) were used for KPM Property acquisition costs and the non-flow-through proceeds are being used for diamond drilling on the KPM Property to attempt to extend the Mainland and Breccia Zones, coupled with in-fill drilling to try to clearly define a resource as a result of the previous drilling and for general corporate purposes ($350,000). The Registrant paid a cash finder's fee of $54,784.

In May 2003, the Registrant closed a private placement consisting of 535,715 units at $0.28 per unit, for total consideration of $150,000. Each unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Registrant at a price of $0.32 per on or before May 29, 2005. The proceeds were used for additional drilling on the KPM Property and for general corporate purposes. The Registrant paid a cash finder's fee of $12,840.

On July 10, 2003, the Registrant issued a promissory note in the amount of $350,000 to continue the Registrant's current drilling program on its KPM Property located in the Kenora, Ontario area and for working capital (the "Loan"). The Loan bears interest at the rate of 10% per annum, and is payable on the earlier of (a) the date the lender demands payment by notice in writing or
(b) the date which is one year from the date the Loan were advanced. In consideration for providing the Loan, the Registrant issued to the lender a total of 311,111 shares at a deemed price of $0.225 per share, being the maximum number of shares allowable by the TSX Venture Exchange pursuant to its policies. The Registrant paid a cash finder's fee of $32,500.

On September 16, 2003, the Registrant announced a private placement consisting of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Registrant for a period of two years at a price of $0.40 per share. On closing, the Registrant will pay a cash finder's fee of $8,000. The proceeds of the financing will be used for general corporate purposes. The financing is subject to approval by the TSX Venture Exchange.

The current corporate plan envisions expenditures of approximately $1,000,000 in property payments and exploration over the near term. Plans for obtaining the funds include:

a.       Private placements; and
b.       Exercise of warrants

In the opinion of management, the Registrant's working capital is sufficient for approximately six months, by which time the Registrant intends to complete a financing to conduct further exploration on the KPM Property in early 2004. This proposed financing will include funds for general corporate purposes. See Item 3.D., "Risk Factors - Uncertainty of Obtaining Additional Funding Requirements."

Stock Based Compensation Plan
-----------------------------

Effective November 1, 2002, the Registrant adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Registrant has elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Registrant is a mineral exploration company and is not involved in any research, development, patenting or licensing activities.

D.       TREND INFORMATION

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond the Registrant's control, including expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis. The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

RUPERT L. BULLOCK, B.Comm (age 63) has been the President and a Director of the Registrant since July 31, 2000 and Chief Financial Officer since August 9, 2002. Mr. Bullock is the sole shareholder of Bullock Consulting Ltd. ("BCL"), a private company providing consulting services to the securities industry. BCL was incorporated in British Columbia in August 1988. From 2000 - 2002, Mr. Bullock was the Vice-President, Finance for National Challenge Systems Inc. ("NCS"), a public company trading on the Toronto Stock Exchange. From 1996 - 1998, Mr. Bullock was the President and Chief Operating Officer of NCS. From 1986 - 1989, Mr. Bullock was a Partner with the Peat Marwick Consulting Group. Mr. Bullock is the former British Columbia Superintendent of Brokers Insurance and Real Estate (1980 - 1986) and is a retired RCMP officer (1960 - 1980). Mr. Bullock is also the President and a Director of Golden Chalice Resources Inc.
(since 1999), a public company trading on the TSX Venture Exchange and a reporting issuer in British Columbia and Alberta.

LYNN W. EVOY (age 64) has been a Director of the Registrant since July 31, 2000 and Chief Executive Officer since April 30, 2003. Mr. Evoy is a retired Captain from Canadian Airlines (November 1, 1966 to September 1, 1999). Mr. Evoy is also a Director of International Chalice Resources Inc. (since 1999).

PHILIP J. SOUTHAM, Geologist (age 38) has been a Director of the Registrant since May 28, 2002. Mr. Southam is a Professional Geologist. He has served as the Project Geologist and land administration for Hastings Management Corp., since May 1993. Mr. Southam is also a Director of International Chalice Resources Inc. (since 1999).

RICHARD W. HUGHES (age 69) has been a Director of the Registrant since December 19, 2002. Mr. Hughes is the President and owner of Hastings Management Corp. since 1982, a company providing administrative and professional services to public and private companies. In addition, Mr. Hughes is involved with the following companies that are reporting companies in British Columbia and
Alberta:

-----------------------------    ----------------------     --------------------
Name of Company                  Position                   Term of Service
-----------------------------    ----------------------     --------------------
Abitibi Mining Corp.             President and Director     Jun/83 to present
Golden Goliath Resources Ltd.    Director                   June 1998 to present
Kalahari Resources Inc.
Klondike Gold Corp.              Director                   Feb/1994 to present
Alamos Gold Corp.                President and Director     Aug/1985 to present
Radiant Resources Inc.           Director                   Mar/2000 to present
Neodym Technologies Inc.         Director                   Aug/1997 to present
Sedex Mining Corp.               Director                   Feb/1987 to present
STS Power Pedal Corp.            President and Director     Nov/1980 to present
(name changed to Mark-Can        Director                   Oct/1988 to present
Investments Corp.)
-----------------------------    ----------------------     --------------------

BEVERLY J. BULLOCK (age 54) was re-appointed Corporate Secretary of the Registrant on September 24, 2003. Mrs. Bullock was a director and Corporate Secretary of the Registrant from 2000 until December 19, 2002. Mrs. Bullock is the sole shareholder of Vanwest Administrative Services Ltd. ("VAS"), a private company providing administrative consulting services to the securities industry since 1991. VAS was incorporated in British Columbia in August 1990. Prior to 1991, Mrs. Bullock was a legal assistant with a Vancouver securities law firm for 10 years. Mrs. Bullock has been Corporate Secretary of Golden Chalice Resources Inc (since 1991) and Corporate Secretary of National Challenge Systems Inc. (since 1995), a public company trading on the Toronto Stock Exchange.

RONDA ROSS-LOVE (age 58) has been the Assistant Secretary of the Registrant since October 9, 2002. Ms. Ross-Love has been employed by Hastings Management Corp. from 1989 to present. Ms. Ross-Love has been an executive assistant to directors of mining resource companies since 1980. Ms. Ross-Love is also Assistant-Secretary of Golden Chalice Resources Inc. (since January 20, 2000).

There are no family relationships between any of the directors and senior management other than Rupert L. Bullock and Beverly J. Bullock are husband and wife.

B.       COMPENSATION

The Registrant does not compensate its directors or senior management for their services as directors or senior management. Directors and senior management are entitled to reimbursements for reasonable travel and other out-of-pocket expenses incurred in connection with corporate matters pertaining to the Registrant. The Board of Directors may award special remuneration to any director or senior management undertaking any special services on behalf of the Registrant other than services ordinarily required of a director or senior management. Other than indicated below, no director or senior management received any compensation for his/her services as a director or senior management, including committee participation and/or special assignments.

The Registrant grants stock options to directors, and senior management and consultants - see "Options to Purchase Securities from Registrant".

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended October 31, 2002 to directors and senior management:

                                                                         Long-Term Compensation
                                                                 ------------------------------------
                                    Annual Compensation                   Awards              Payouts
                              --------------------------------   -------------------------    -------
                                                                               Restricted
                                                                 Securities      Shares
                                                     Other          Under          or
                                                     Annual       Options/     Restricted
                                                    Compen-         SARs         Share        LTIP
Name and Principal            Salary     Bonus       sation        Granted       Units       Payouts     All Other
Position              Year     ($)        ($)         ($)            (#)          ($)          ($)      Compensation
------------------    ----    -------    -----    ------------   ----------    ----------    -------    ------------
Rupert L. Bullock     2002    Nil (1)     Nil      $30,000 (1)     85,000         Nil         Nil           Nil
(President)
------------------    ----    -------    -----    ------------   ----------    ----------    -------    ------------

NOTES:

(1) Rupert L. Bullock was appointed as President of the Registrant on July 31, 2000. Bullock Consulting Ltd., a private British Columbia company owned as to 100% by Mr. Bullock was entitled to receive a management fee of $2,500 per month (plus GST). On October 7, 2002, a total of 668,750 common shares of the Registrant were issued to BCL in full settlement of outstanding debt in the amount of $66,875 owed to BCL under this contract. The agreement with BCL terminated on December 31, 2002.

HASTINGS MANAGEMENT CORP.

On January 1, 2003, the Registrant entered into a management agreement with Hastings Management Corp. ("HMC"), a company owned by Richard W. Hughes, a director of the Registrant, to provide management services to the Registrant including supervising and administering the financial requirements of the Registrant's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public; providing access to secretarial services and legal consultation; providing office space, office and boardroom facilities; and providing such other additional instructions and directions as the Registrant may require in return for the payment of $4,000 per month (plus GST) and reimbursement of administrative costs and financial services incurred by HMC on behalf of the Registrant.

No amounts have been set aside or accrued by the Registrant during fiscal 2002 to provide for pension, retirement or similar benefits for directors or senior management of the Registrant pursuant to any plan provided for or contributed to by the Registrant. Except as discussed in "Options to Purchase Securities From Registrant", the Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Registrant's directors and senior management.

As of the date of this Registration Statement, the Registrant has no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with the Registrant, from a change in control of the Registrant or a change in such officer's responsibilities following a change in control.

C.       BOARD PRACTICES

The Registrant's Board of Directors consists of four members. The directors are elected and the officers are re-appointed at the annual general meeting of shareholders. Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at the Registrant's annual meeting of shareholders and entitled to vote at such election. Each director holds office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. The last annual and special meeting was held on April 30, 2003, and the terms of office of each of our current directors and officers will expire at our next annual general meeting, which, under British Columbia law, is to be held within 13 months of April 30, 2003.

The members of our audit committee include Rupert L. Bullock, Lynn W. Evoy and Philip J. Southam. The audit committee reviews and approves the scope of the audit procedures employed by the Registrant's independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and the Registrant's accounting and reporting principles, policies and practices, as well as its accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

The Registrant does not currently have a remuneration or compensation committee.

As of the date of this Registration Statement, neither the Registrant nor its subsidiary has any contract with any director of the Registrant that provides for benefits upon termination of employment.

D.       EMPLOYEES

The Registrant has no employees. When required, the Registrant has retained geological and other consultants.

E.       SHARE OWNERSHIP

At September 30, 2003, directors and senior management of the Registrant beneficially owned directly or indirectly or exercised control or discretion over common shares of the Registrant as follows:

------------------     --------------------------     -----------    -----------
       NAME                     POSITION                SHARES       % OF SHARES
                                                                     OUTSTANDING
------------------     --------------------------     -----------    -----------

Rupert L. Bullock      President, Chief Financial       890,179 (1)         9.2%
                       Officer & Director

Lynn W. Evoy           Chief Executive Officer &
                       Director                          25,000            0.26%

Philip J. Southam      Director                             Nil              Nil

Richard W. Hughes      Director                         335,000 (2)         3.5%

Beverly J. Bullock     Corporate Secretary                  Nil              Nil

Ronda Ross-Love        Assistant Secretary               70,000            0.72%
------------------     --------------------------     -----------    ----------

(1) Of these shares, a total of 688,750 shares are held by Bullock Consulting Ltd., a private company owned as to 100% by Rupert L. Bullock.
(2) Of these shares, a total of 100,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes.

Options to Purchase Securities of the Registrant
------------------------------------------------

In order to attract and retain highly qualified personnel, the Registrant provides incentives in the form of stock options to certain of its directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange Inc. (the "Exchange") and its Board of Directors. The Registrant has a stock option plan (the "Plan") that was approved by its shareholders at its last annual and special meeting held on April 30, 2003. The Plan is administered by the Registrant's Board of Directors.

The prevailing incentive stock option policy of the Exchange applicable to the Registrant provides that stock options may be exercisable for a period of not more than five years from the date of grant, must be non-assignable, and must have an exercise price not lower than the last closing price of the Registrant's common shares on the Exchange preceding the date of the grant less the applicable discount. The aggregate number of shares reserved for issuance must not exceed 10% of the Registrant's issued and outstanding shares, with the aggregate number of shares reserved to any one person not to exceed 5% of the outstanding shares. Shareholder approval must be obtained for amendment(s) of options granted to insiders.

On October 31, 2002, stock options to purchase 340,000 common shares from the Registrant were granted to the following directors and officers.

------------------   ------------------------   --------------   ---------------
Name of Optionee       Number of Options        Exercise Price     Expiry Date
------------------   ------------------------   --------------   ---------------
Rupert L. Bullock    Options to acquire up to        $0.10       October 8, 2004
                       85,000 common shares
------------------   ------------------------   --------------   ---------------
Lynn W. Evoy         Options to acquire up to        $0.10       October 8, 2004
                       85,000 common shares
------------------   ------------------------   --------------   ---------------
Philip J. Southam    Options to acquire up to        $0.10       October 8, 2004
                       85,000 common shares
------------------   ------------------------   ---------------  ---------------
Ronda Ross-Love      Options to acquire up to        $0.10       October 8, 2004
                       85,000 common shares
------------------   ------------------------   --------------   ---------------

On December 18, 2002, stock options to purchase 170,000 common shares from the Registrant were granted to the following directors and officers:

------------------  ------------------------  --------------   -----------------
Name of Optionee      Number of Options       Exercise Price      Expiry Date
------------------  ------------------------  --------------   -----------------
Richard Hughes      Options to acquire up to      $0.19 (1)    December 18, 2007
                      85,000 common shares
------------------  ------------------------  --------------   -----------------
Stephen Pearce      Options to acquire up to      $0.19 (1)    December 18, 2007
                      85,000 common shares
------------------  ------------------------  --------------   -----------------

(1) On February 7, 2003, the exercise price of these options was increased to $0.23.

On March 3, 2003, stock options to purchase 372,000 common shares from the Registrant were granted to the following directors and officers:

------------------   ------------------------   --------------   ---------------
Name of Optionee       Number of Options        Exercise Price     Expiry Date
------------------   ------------------------   --------------   ---------------
Rupert L. Bullock    Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
------------------   ------------------------   --------------   ---------------
Lynn W. Evoy         Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
------------------   ------------------------   --------------   ---------------
Philip J. Southam    Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
------------------   ------------------------   --------------   ---------------
Richard W. Hughes    Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
------------------   ------------------------   --------------   ---------------
Stephen Pearce       Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
------------------   ------------------------   --------------   ---------------
Ronda Ross-Love      Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
------------------   ------------------------   --------------   ---------------

On June 16, 2003, stock options to purchase 50,000 common shares from the Registrant were granted to the following consultant:

------------------   ------------------------   --------------   ---------------
Name of Optionee       Number of Options        Exercise Price     Expiry Date
------------------   ------------------------   --------------   ---------------
Kevin Leonard        Options to acquire up to        $0.30        June 16, 2008
                      50,000 common shares
------------------   ------------------------   --------------   ---------------

No options have been exercised to date by the Registrant's directors and officers.

Note: Stephen Pearce resigned as Corporate Secretary on September 24, 2003. According to the terms of the Registrant's stock option plan, Mr. Pearce has until October 24, 2003 to exercise his option.

Share Purchase Warrants
-----------------------

At September 30, 2003, warrants in connection with private placement financings were outstanding to purchase up to 7,730,715 common shares, as to 1,250,000 at $0.10 per share until July 23, 2004, 2,000,000 at $0.10 per share until October 7, 2004, 320,000 at $0.14 per share until November 14, 2004, 3,375,000 at $0.25 per share until February 28, 2005, 515,715 at $0.32 per share until May 29, 2005 and 250,000 at $0.40 per share until September 30, 2005.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The Registrant is not owned or controlled, director or indirectly, by another corporation or by any foreign government or by any other natural or legal person(s).

At September 3, 2003, the only persons or company who beneficially owned directly or indirectly or exercised control or discretion over common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Registrant were:

------------------------------           ----------------             ----------
              NAME                       NUMBER OF SHARES             PERCENTAGE
------------------------------           ----------------             ----------
CDS & Co.                                 7,547,260 (1)                   78.0%
------------------------------           ----------------             ----------
Tri-Pol Energy Corporation (2)            1,100,000 (2)                   11.4%
------------------------------           ----------------             ----------
Maxwell Munday                              911,111 (3)                    9.4%
------------------------------           ----------------             ----------
Rupert L. Bullock                           890,179 (4)                    9.2%
------------------------------           ----------------             ----------
Russ Courtnall                              535,714                        5.5%
------------------------------           ----------------             ----------

     (1) CDS & Co. is a depository enterprise. It is the Registrant's understanding that CDS & Co. hold the specified common shares as shareholders of record in a nominal, fiduciary, trustee or similar capacity. Accordingly, the names of the beneficial owners are not available to the Registrant unless the shareholders voluntarily elect to contact the Registrant or request disclosure of his, her or its identity. The Registrant is unaware of the identities of the beneficial owners of these common shares.
     (2) The beneficial owner of Tri-Pol Energy Corp. is Star Builders Partnership Ltd. of Eugene, Oregon which is beneficially owned by the Veld 1993 Trust of Roratonga, Cook Islands. Neither the Trustee of the Veld 1993 Trust nor any of the beneficiaries of the Trust are insiders, affiliates or associates of the Registrant nor are they affiliated with any of the management of the Registrant;
     (3) Of these shares, a total of 311,111 shares are held by Munday Home Sales Ltd., a private company owned as to 100% by Maxwell Munday;
     (4) Of these shares, a total of 688,750 shares are held by Bullock Consulting Ltd., a private company owned as to 100% by Rupert L. Bullock, the President and a Director of the Registrant.

The information as to shares beneficially owned, not being with the knowledge of the Registrant, has been furnished by the respective individuals. The Registrant's major shareholders do not have different voting rights. There are no arrangements known to the Registrant which may at a subsequent date result in a change of control of the Registrant.

There were 9,670,227 common shares issued and outstanding at September 3, 2003. Based on the records of the Registrant's transfer agent, Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8, and on research completed of the indirect holdings by depository institutions and proxy departments and/or agents of participants and
intermediaries   identified  on  the  depository  lists,  to  the  best  of  the
Registrant's knowledge, there were at September 3, 2003, of record and beneficially, 292 Canadian shareholders, 47 U.S. shareholders and 48 international shareholders, representing 9,340,290, 201,591 and 128,346 common shares respectively, being 96.6%, 2.11% and 1.32% respectively of the Registrant's common shares then outstanding.

B.       RELATED PARTY TRANSACTIONS

Except as set forth below, none of the following persons had or is to have any material interest, direct or indirect, in any transaction or loan during the last three fiscal years, or during the period between October 31, 2002 and the date of this Registration Statement, or any presently proposed transaction to which we were or are to be a party:

1.       an  enterprise  that  directly  or  indirectly   through  one  or  more
intermediaries, control or are controlled by, or are controlled by, or are under common control with, us;

2. associates (an unconsolidated enterprise in which we have a significant influence or which has a significant influence over us);

3. individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over us (i.e. 10% shareholders), and

4. key management personnel (persons having authority and responsibility for planning, directing and controlling our activities, including our directors and senior management and close members of such individuals' families); and

5. an enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by a person described in (3) or (4) above or over which such a person is able to exercise significant influence.

Convertible Debenture
---------------------

On July 10, 2002, the Registrant issued a promissory note in the amount of $125,000 to Tri-Pol Energy Corporation ("Tri-Pol"). On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Registrant on exercise of the Warrant may be exercised at any time until the close of business on July 23, 2004 at a price of $0.10 per share. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. Tri-Pol also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Registrant at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Registrant's shares at the time of conversion.

Debt Settlement
---------------

On September 10, 2002, the Registrant entered into a shares for debt agreement with Bullock Consulting Ltd., a company owned as to 100% by Rupert L. Bullock, the President and a director of the Company, to settle debt in the amount of $66,875. A total of 668,750 shares of the Company were issued to BCL at a deemed price of $0.10 per share to settle such debt. The shares for debt agreement was approved by the TSX Venture Exchange on October 7, 2003. The shares were subject to a hold period expiring on February 8, 2003.

Private Placements
------------------

In September 2002, Richard W. Hughes and Stephen Pearce, a director and officer of the Registrant respectively, entered into private placement subscription agreements where Mr. Hughes agreed to purchase a total of 150,000 units and Stephen Pearce agreed to purchase a total of 200,000 units of the Registrant at a purchase price of $0.10 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Messrs. Hughes and Pearce to purchase a further common share at a price of $0.10 per share on or before October 7, 2004. The private placement was approved by the TSX Venture Exchange on October 7, 2002. The shares were subject to a hold period expiring on February 8, 2003. Mr. Pearce resigned as Corporate Secretary of the Registrant on September 24, 2003.

In November 2002, Richard W. Hughes entered into a private placement subscription agreement whereby Mr. Hughes agreed to purchase a total of 320,000 units of the Registrant at a purchase price of $0.11 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Mr. Hughes to purchase a further common share at a price of $0.14 per share on or before November 14, 2004. The private placement was approved by the TSX Venture Exchange on November 13, 2002. The shares were subject to a hold period expiring on March 15, 2003.

In January 2003, Tri-Pol, among other investors, entered into a private placement subscription agreement whereby Tri-Pol agreed to purchase a total of 1,000,000 units of the Registrant at a purchase price of $0.20 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Tri-Pol to purchase a further common share at a price of $0.25 per share on or before February 28, 2005. The private placement was approved by the TSX Venture Exchange on February 20, 2003. The shares were subject to a hold period expiring on March 15, 2003.

Assignment Agreement
--------------------

On October 18, 2002, the Registrant entered into an assignment agreement with Richard W. Hughes for the assignment of an option agreement to acquire 34 patented claims and 1 mineral claim located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake. Richard Hughes entered into an option agreement with Kenora Prospectors & Miners, Limited and Machin Mines Ltd. and has assigned his interest in the agreement to the Registrant. Consideration consists of $25,000
(paid), $225,000 on or before February 14, 2003 (paid by the Registrant), $250,000 on August 27, 2003 (paid by the Registrant), $250,000 on August 27, 2004, $250,000 on August 27, 2005 and $2,000,000 on August 27, 2006. In
addition, there is a royalty payable of between 1 and 2% depending on the price of gold. The TSX Venture Exchange approved the assignment agreement on November 5, 2002.

Management Agreements
---------------------

BULLOCK CONSULTING LTD.

The Registrant had a management agreement with Bullock Consulting Ltd. ("BCL") dated August 1, 2000, a company owned by Rupert L. Bullock, which obligated BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,500 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Company. On October 7, 2002, a total of 668,750 common shares of the Registrant were issued to BCL in full settlement of outstanding debt in the amount of $66,875 owed to BCL under this contract. The agreement with BCL terminated on December 31, 2002.

HASTINGS MANAGEMENT CORP.

On January 1, 2003, the Registrant entered into a management agreement with Hastings Management Corp. ("HMC"), a company owned by Richard W. Hughes, a director of the Registrant, to provide management services to the Registrant including supervising and administering the financial requirements of the Registrant's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public; providing access to secretarial services and legal consultation; providing office space, office and boardroom facilities; and providing such other additional instructions and directions as the Registrant may require in return for the payment of $4,000 per month (plus GST) and reimbursement of administrative costs and financial services incurred by HMC on behalf of the Registrant.

Indebtedness to Registrant of Directors and Senior Management
-------------------------------------------------------------

No directors or senior management of the Registrant are indebted to the Registrant or have been indebted to the Registrant at any time during the last three fiscal years or between the year ended October 31, 2002 and the date of this Registration Statement.

C.       INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

A.       CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements filed as Part of the Registration Statement:
-----------------------------------------------------------------

The Registrant's audited financial statements and unaudited financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this Registration
Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.

This Registration Statement contains the audited financial statements for the Registrant for the fiscal years ended October 31, 2002, October 31, 2001 and October 31, 2000 reported on by MacKay LLP, Chartered Accountants, as follows:

         Auditor's Report and Comments on United States Reporting Differences Statements of Operations and Deficit
         Balance Sheets
         Statements of Deferred Exploration and Development Expenditures Statements of Cash Flows
         Notes to Financial Statements

This Registration Statement also contains the unaudited financial statements for the Registrant for the three-month and nine-month periods ended July 31, 2003 and July 31, 2002, as follows:

         Notice to Reader
         Interim Statement of Loss and Deficit
         Interim Balance Sheet
         Interim Statement of Deferred Exploration and Development Expenditures Interim Statement of Cash Flows
         Notes to the Interim Financial Statements

Legal or Arbitration Proceedings
--------------------------------

As of the date hereof, the Registrant is not party to any active or pending legal proceedings initiated by it and, to the best of its knowledge, the Registrant is not subject to any active or pending legal proceedings or claims against it or any of its properties. However, from time to time, the Registrant may become subject to claims and litigation generally associated with any business venture. In addition, the operations of the Registrant are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations in foreign areas some of which cannot be covered by insurance or other risk reduction strategies. Since the Registrant is a Canadian corporation and the officers, directors and certain of the persons involved with the Registrant as professional advisers are resident in Canada, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by a court of the United States which is predicated on civil liabilities under the 1933 Act. The Registrant's Canadian counsel have advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the 1933 Act or the rules and regulations promulgated thereunder.

Dividend Distribution Policy
----------------------------

The Registrant has not paid any cash dividends on its common stock and has no present intention of paying any dividends. The current policy of the Registrant is to retain earnings, if any, for use in operations and in the development of its business. The future dividend policy of the Registrant will be determined from time to time by the Board of Directors.

B.       SIGNIFICANT CHANGES

Private Placements
------------------

On November 14, 2002, the Registrant closed a private placement with Richard W. Hughes consisting of 320,000 units at $0.11 per unit, for gross proceeds of $35,200 (each unit consisting of one common share and one share purchase warrant entitling Mr. Hughes to purchase one additional common share at a price of $0.14 per share on or before November 14, 2004). The private placement was accepted for filing by the TSX Venture Exchange on November 13, 2002. The shares were subject to a hold period expiring on March 15, 2003. There was no finder's fee paid in connection with this private placement. At closing of this private placement, Mr. Hughes became an insider of the Registrant by virtue of holding in excess of 10% of the Registrant's issued capital.

On February 28, 2003, the Registrant closed a private placement consisting of 1,625,000 flow-through units at $0.20 per unit and 1,750,000 units at $0.20 per unit, for gross proceeds of $675,000. Each flow-through unit consists of one flow-through common share and one share purchase warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Registrant at a price of $0.25 per share on or before February 28, 2005. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.25 per share on or before February 28, 2005. The private placement was accepted for filing by the TSX Venture Exchange on February 20, 2003. The shares were subject to a hold period expiring on June 29, 2003. A cash finder's fee of $54,784 was paid. The proceeds of the financing were used for diamond drilling on the Machin Mines Property to attempt to extend the Mainland and Breccia Zones, coupled with in-fill drilling to try to clearly define a resource as a result of the previous drilling and for general corporate purposes.

On May 29, 2003, the Registrant closed a private placement consisting of 535,715 units at $0.28 per unit, for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.32 per share on or before May 29, 2005. The private placement was accepted for filing by the TSX Venture Exchange on May 26, 2003. The shares are subject to a hold period expiring on September 30, 2003. A cash finder's fee of $12,840 was paid. The proceeds of the financing were used for diamond drilling on the KPM Property for general corporate purposes.

On July 4, 2003, the Registrant negotiated a loan in the amount of $350,000 (the "Loan"). The Registrant will pay interest to the lender on the principal amount advanced under the Loan from the date of disbursement at the rate of 10% per annum, calculated and compounded monthly in arrears. In consideration for providing the Loan, the Registrant issued a total of 311,111 common shares to the lender at a deemed price of $0.225 per share. The Registrant paid a cash finder's fee of $32,500. The proceeds from the Loan were used for diamond drilling on the KPM Property and for general corporate purposes.

On September 30, 2003, the Registrant closed a private placement consisting of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Registrant at a price of $0.40 per share on or before September 30, 2005. The private placement was accepted for filing by the TSX Venture Exchange on September 26, 2003. The shares are subject to a hold period expiring on January 31, 2004. The Registrant paid a cash finder's fee of $8,000. The proceeds of the financing will be used for general corporate purposes.

Change in Directors/Officers
----------------------------

On December 19, 2002, Beverly J. Bullock resigned as a Director and Corporate Secretary of the Registrant. Richard W. Hughes was appointed a Director and Stephen Pearce was appointed Corporate Secretary of the Registrant. Mr. Pearce resigned as Corporate Secretary of the Registrant on September 24, 2003. Beverly
J. Bullock was appointed Corporate Secretary on September 24, 2003.

ITEM 9   THE OFFER AND LISTING

A.       PRICE HISTORY

The Registrant's shares have traded on the TSX Venture Exchange or its predecessors the Vancouver Stock Exchange and the Canadian Venture Exchange (which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the TSX Venture Exchange on May 1, 2002) since April 29, 1987. The following table sets forth the price history of the Registrant's common shares for the period indicated, as reported by the TSX Venture Exchange. These figures reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

----------------------------   -----------------   -----------------
        CALENDAR YEAR                 HIGH                LOW
----------------------------   -----------------   -----------------
1998                                 $0.10               $0.05
----------------------------   -----------------   -----------------
1999                                 $0.05               $0.02
----------------------------   -----------------   -----------------
2000                                 $0.70               $0.02
----------------------------   -----------------   -----------------
2001                                 $0.60               $0.35
----------------------------   -----------------   -----------------
2002                                 $0.25               $0.08
----------------------------   -----------------   -----------------

Effective March 13, 2000 the shares of the Registrant underwent a consolidation on a seven old shares for one new share basis.

----------------------------   -----------------   -----------------
     FISCAL YEAR - 2001               HIGH                LOW
----------------------------   -----------------   -----------------
1st Quarter                        No trades           No trades
----------------------------   -----------------   -----------------
2nd Quarter                        No trades           No trades
----------------------------   -----------------   -----------------
3rd Quarter                        No trades           No trades
----------------------------   -----------------   -----------------
4th Quarter                        No trades           No trades
----------------------------   -----------------   -----------------

In December 2000, the shares of the Registrant were halted. Resumption of trading did not take place until August 26, 2002.

----------------------------   -----------------   -----------------
     FISCAL YEAR - 2002               HIGH                LOW
----------------------------   -----------------   -----------------
1st Quarter                        No trades           No trades
----------------------------   -----------------   -----------------
2nd Quarter                        No trades           No trades
----------------------------   -----------------   -----------------
3rd Quarter                          $0.15               $0.08
----------------------------   -----------------   -----------------
4th Quarter                          $0.25               $0.10
----------------------------   -----------------   -----------------

----------------------------   -----------------   -----------------
     FISCAL YEAR - 2003               HIGH                LOW
----------------------------   -----------------   -----------------
1st Quarter                          $0.25               $0.13
----------------------------   -----------------   -----------------
2nd Quarter                          $0.45               $0.22
----------------------------   -----------------   -----------------
3rd Quarter                          $0.405              $0.25
----------------------------   -----------------   -----------------

The following is a summary of trading, on a monthly basis, of the shares of the Registrant on the TSX Venture Exchange in Canada during the past six months:

---------------           ------------            -----------         ----------
MONTH AND YEAR            HIGH (CDN $)            LOW (CDN $)           VOLUME
---------------           ------------            -----------         ----------

April 2003                   $0.33                  $0.30              115,500

May 2003                     $0.40                  $0.31               70,000

June 2003                    $0.32                  $0.25              258,428

July 2003                    $0.32                  $0.30              319,936

August 2003                  $0.48                  $0.30              319,052

September 2003               $0.55                  $0.33              612,223


The closing price of the Registrant's common shares on September 30, 2003 was $0.40. The Registrant has no established trading market in the United States.

TYPE AND CLASS OF SECURITIES

The Registrant's class of common shares, without par value, is being registered pursuant to this Registration Statement. The Registrant is authorized to issue up to 100,000,000 common shares.

TRANSFERABILITY

There are no  restrictions on the  transferability  of the  Registrant's  common shares. The transfer of its common shares is managed by its transfer agent, Pacific Corporate Trust Company. 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 (Telephone: (604) 689-9853; Facsimile: (604) 689-8144).

B.       MARKETS

The  Registrant's  common  shares  trade  on  the  TSX  Venture  Exchange.   The
Registrant's symbol for its common shares is "AGX" and its CUSIP number is 02264P101.

ITEM 10  ADDITIONAL INFORMATION

A.       SHARE CAPITAL

The Registrant's share capital consists of 100,000,000 common shares without par value. The Registrant's issued capital as of the date of this Registration Statement is 9,920,227 fully paid common shares without par value.

On November 1, 1998, the Registrant had 7,767,556 common shares without par value issued and outstanding. Since that date, the Registrant has issued the following common shares in its capital stock:

----------------------           -------------------         ------------------
DATE OF ISSUANCE                  NUMBER OF COMMON            TOTAL NUMBER OF
                                   SHARES ISSUED             SHARES OUTSTANDING
----------------------           -------------------         ------------------
As of November 1, 1998           (beginning balance)              7,767,556
----------------------           -------------------         ------------------
Quarter Ended                    (no shares issued                7,767,556
January 31, 1999                 during the quarter)
----------------------           -------------------         ------------------
Quarter Ended                    (no shares issued                7,767,556
April 30, 1999                   during the quarter)
----------------------           -------------------         ------------------
Quarter Ended                    (no shares issued                7,767,556
July 31, 1999                    during the quarter)
----------------------           -------------------         ------------------
Year ended                       (no shares issued                7,767,556
October 31, 1999                 during the quarter)
----------------------           -------------------         ------------------
Quarter ended                    (no shares issued                7,767,556 (1)
January 31, 2000                 during the quarter)
----------------------           -------------------         ------------------
March 13, 2000                   (6,657,905) (2)                  1,109,651
----------------------           -------------------         ------------------
Quarter Ended                    (no shares issued                1,109,651
April 30, 2000                   during the quarter)
----------------------           -------------------         ------------------
Quarter Ended                    1,200,000                        2,309,651
July 31, 2000
----------------------           -------------------         ------------------
Year ended                       (no shares issued                2,309,651
October 31, 2000                 during the quarter)
----------------------           -------------------         ------------------
Quarter Ended                    (no shares issued                2,309,651
January 31, 2001                 during the quarter)
----------------------           -------------------         ------------------
Quarter Ended                    (no shares issued                2,309,651
April 30, 2001                   during the quarter)
----------------------           -------------------         ------------------
Quarter Ended                    (no shares issued                2,309,651
July 31, 2001                    during the quarter)
----------------------           -------------------         ------------------
Year ended                       (no shares issued                2,309,651
October 31, 2001                 during the quarter)
----------------------           -------------------         ------------------
Quarter Ended                    (no shares issued                2,309,651
January 31, 2002                 during the quarter)
----------------------           -------------------         ------------------
Quarter Ended                    (no shares issued                2,309,651
April 30, 2002                   during the quarter)
----------------------           -------------------         ------------------
Quarter Ended                    (no shares issued                2,309,651
July 31, 2002                    during the quarter)
----------------------           -------------------         ------------------
Year ended                       2,818,750                        5,128,401
October 31, 2002
----------------------           -------------------         ------------------
Quarter Ended                    320,000                          5,448,401
January 31, 2002
----------------------           -------------------         ------------------
Quarter Ended                    3,375,000                        8,823,401
April 30, 2003
----------------------           -------------------         ------------------
Quarter Ended                    846,826                          9,670,227
July 31, 2003
----------------------           -------------------         ------------------
September 30, 2003               250,000                          9,920,227
----------------------           -------------------         ------------------

(1) Represents pre-consolidated shares prior to giving effect to a 7:1 share consolidation on March 13, 2000.
(2) The common shares of the Company were consolidated on a 7 "old" to 1 "new" basis on March 13, 2000.

As of September 30, 2003, the Registrant does not hold any of its own common shares, directly or through its subsidiary.

The only potential obligation to increase the Registrant's issued capital is a result of the following options, share purchase warrants and convertible debenture outstanding as of September 30, 2003:

                                    OPTIONS:

------------------    -----------------     --------------     -----------------
 NAME OF OPTIONEE     NUMBER OF OPTIONS     EXERCISE PRICE        EXPIRY DATE
------------------    -----------------     --------------     -----------------

Rupert L. Bullock           85,000               $0.10          October 8, 2007
                            62,000               $0.25           March 2, 2008

Lynn W. Evoy                85,000               $0.10          October 8, 2007
                            62,000               $0.25           March 2, 2008

Philip J. Southam           85,000               $0.10          October 8, 2007
                            62,000               $0.25           March 2, 2008

Ronda Ross-Love             85,000               $0.10          October 8, 2007
                            62,000               $0.25           March 2, 2008

Richard W. Hughes           85,000               $0.23         December 18, 2007
                            62,000               $0.25           March 2, 2008

Stephen Pearce (1)          85,000               $0.23         December 18, 2007
                            62,000               $0.25           March 2, 2008

Kevin Leonard               50,000               $0.30           June 16, 2008


(1) Stephen Pearce resigned as Corporate Secretary of the Registrant on September 24, 2003. Pursuant to the Registrant's stock option plan, these options will expire on October 24, 2003.

                                    WARRANTS:

------------------              --------------                ------------------
NUMBER OF WARRANTS              EXERCISE PRICE                    EXPIRY DATE
------------------              --------------                ------------------

     1,250,000                      $0.10                        July 23, 2004

     2,000,000                      $0.10                       October 7, 2004

       320,000                      $0.14                      November 14, 2004

     3,375,000                      $0.25                      February 28, 2005

       535,715                      $0.32                        May 29, 2005

       250,000                      $0.40                     September 30, 2005


                             CONVERTIBLE DEBENTURES:

On July 10, 2002, the Registrant issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Registrant at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Registrant on exercise of the Warrant may be exercised at any time until the close of business on July 23, 2004 at a price of $0.10 per share. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Registrant at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Registrant's shares at the time of conversion.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

The Registrant's corporation number as assigned by British Columbia is 219019. The Registrant's Memorandum and Articles do not contain a stated purpose or objective nor are there any restrictions on the business it may carry on.

The Registrant's Articles provide among other things as follows:

DISCLOSURE OF INTEREST OF DIRECTORS

A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Registrant or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the British Columbia Company Act ("BCCA").

A Director shall not vote in respect of any such contract or transaction with the Registrant in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the BCCA, the foregoing prohibitions shall not apply to:

         (i) any such contract or transaction relating to a loan to the Registrant, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

         (ii)     any contract or  transaction  made or to be made with,  or for
                  the  benefit  of  a  holding   corporation   or  a  subsidiary
                  corporation of which a Director is a director;

         (iii) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Registrant or a subsidiary of the Registrant, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if .all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction;

         (iv)     determining the remuneration of the Directors;

         (v)      purchasing  and  maintaining   insurance  to  cover  Directors
                  against liability incurred by them as Directors; or

         (vi)     the indemnification of any Director by the Registrant.

These exceptions may from time to time be suspended or amended to any extent approved by the Registrant in general meeting and permitted by the BCCA, either generally or in respect of any particular contract or transaction or for any particular period.

A Director may hold any office or place of profit with the Registrant (other than the office of auditor of the Registrant) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Registrant either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the BCCA, no contract or transaction entered into by or on behalf of the Registrant in which a Director is in any way interested shall be liable to be voided by reason thereof.

Subject to compliance with the provisions of the BCCA, a Director or his firm may act in a professional capacity for the Registrant (except as auditor of the Registrant) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or form in which the Registrant may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the BCCA, such Director shall not be accountable to the Registrant for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Registrant in general meeting otherwise directs.

RIGHTS, PREFERENCE AND RESTRICTIONS

Common Shares
-------------

All of the Registrant's authorized common shares, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. The Registrant's Articles do not provide for cumulative voting or for the election or reelection of directors at staggered intervals.

Upon liquidation, dissolution or winding up of the Registrant, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments other than the requirement, if shares are not purchased through a stock exchange, from a dissenting member or from a bona fide employee or former employee, for the Registrant to make the offer to purchase shares from every member who holds shares of the class or series being acquired.

CHANGES TO REGISTRANT'S COMMON SHARES

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are contained in the BCCA. The BCCA requires approval by a special resolution. (i.e. approved by at least three-quarters of the votes cast at a meeting of the Registrant's shareholders, of which notice has been duly given, or consented to in writing by each of our shareholders) of the Registrant's shareholders in order to effect any of the following changes:

(a) subdivide all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value,

(b) subdivide all or any of its unissued, or fully paid issued, shares without par value so that the number of those shares is increased,

(c) consolidate all or any of its shares with par value into shares of larger par value,

(d) consolidate all or any of its shares without par value so that the number of those shares authorized is reduced,

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value,

(f) change all or any of its unissued shares without par value into shares with par value,

(g) alter the name or designation of all or any of its shares, whether issued or unissued, or

(h) alter the provisions as to the maximum price or consideration at or for which shares without par value may be issued.

ANNUAL GENERAL MEETINGS AND EXTRAORDINARY GENERAL MEETINGS

Annual General Meetings (an "AGM") must be held once every calendar year, within 13 months of the previous AGM. If the Registrant fails to hold an AGM, the Supreme Court of British Columbia may, on the application of any of the Registrant's shareholders, call or direct the calling of an AGM. Under the BCCA, the Registrant must give its shareholders written notice of an AGM not less than 21 days before the AGM is to be held. The Registrant is also required to publish, not less than 56 days before any AGM is held, advance notice of the AGM in a daily newspaper of general circulation for the County in British Columbia in which the meeting is held and in the County of Vancouver. The BCCA prescribes the advance notice shall invite written nominations for directors signed by shareholders holding not less than 10% of the shares having the right to vote at the meeting.

The Registrant's directors may, whenever they think fit, convene an Extraordinary General Meeting (an "EGM"). An EGM may also be requisitioned by one or more or the Registrant's shareholders so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition the EGM. After receiving such requisition, the Registrant's directors must immediately give notice of the EGM which must be held within 4 months after the date of the delivery of the requisition to the Registrant.

All the Registrant's shareholders entitled to attend and vote at an AGM or an EGM will be admitted to the meeting.

RIGHTS TO OWN SECURITIES

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

There are no limitations under the laws of Canada, the Province of British Columbia, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares, except as provided for in the INVESTMENT CANADA ACT (the "Act") as amended. The Act requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Pursuant to the WORLD TRADE ORGANIZATION AGREEMENT IMPLEMENTATION ACT, the Act was amended to provide that the value of the business acquisition threshold (the "Threshold") above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act. For 2002, the Threshold was determined to be $218,000,000.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

a) engages in production of uranium and owns an interest in a producing uranium property in Canada;
b)       provides financial services;
c)       provides transportation services;
d)       is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investments prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

CHANGE IN CONTROL

There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of the Registrant, or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND US CORPORATE LAW

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia than the U.S. where U.S. securities law prescribes a 5% threshold for ownership disclosure.

OWNERSHIP THRESHOLD

There are no provisions in our Articles governing the threshold above which shareholder ownership must be disclosed.

CHANGES IN THE CAPITAL OF THE REGISTRANT

There are no conditions imposed by our Articles which are more stringent than those required by the BCCA with respect to changes in the capital of the Registrant.

C.       MATERIAL CONTRACTS

The following are summaries of all material contracts entered into by the Registrant for the past two years:

         a) Mining Option Agreement dated May 30, 2002 between the Registrant and Goldrea Resources Corp. (TSX Venture Exchange Trading Symbol: GOR) of White Rock, British Columbia for the Registrant to explore and develop certain mineral claims located in the Liard Mining Division, 48 kilometres southwest of Bob Quinn Lake, British Columbia in consideration for cash payments totalling $100,000, issuance of 450,000 shares and incurring exploration expenditures of $1.1 million over a 5 year period. (the "BX Property");
         b) Amending Agreement dated August 27, 2002 between the Registrant and Goldrea wherein the parties agreed to expand the boundary line;
         c) Flow-Through Subscription Agreements dated September 2002 between the Registrant and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,150,000 flow-through units at $0.10 per unit. Each flow-through common unit consists of one flow-through common share and one share purchase warrant entitling the purchasers to purchase one additional non-flow-through common share of the Registrant at a price of $0.10 per share on or before October 7, 2004;
         d) Non-Flow Subscription Agreements dated September 2002 including various purchasers and Richard W. Hughes. Pursuant to these agreements, the purchasers purchased a total of 850,000 units at $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the Registrant at a price of $0.10 per share on or before October 7, 2004;

         e) Debt Settlement Agreement dated September 10, 2002 between the Registrant and Bullock Consulting Ltd., a private company owned as to 100% by Rupert L. Bullock, the President and a director of the Registrant, wherein BCL agreed to settle outstanding debt in the amount of $66,875 by the issuance of a total of 668,750 common shares of the Registrant;
         f) Director Stock Option Agreement dated October 9, 2002 between the Registrant and Rupert L. Bullock. Pursuant to this
                  Agreement, Mr. Bullock was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.10 per share, expiring on October 8, 2007;
         g) Director Stock Option Agreement dated October 9, 2002 between the Registrant and Lynn W. Evoy. Pursuant to this Agreement, Mr. Evoy was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.10 per share, expiring on October 8, 2007;
         h) Director Stock Option Agreement dated October 9, 2002 between the Registrant and Philip J. Southam. Pursuant to this
                  Agreement, Mr. Southam was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.10 per share, expiring on October 8, 2007;
         i) Officer Stock Option Agreement dated October 9, 2002 between the Registrant and Ronda Ross-Love. Pursuant to this Agreement, Ms. Ross-Love was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.10 per share, expiring on October 8, 2007;
         j) Convertible Debenture dated October 16, 2002 for Tri-Pol Energy Corporation. The Convertible Debenture is convertible into common shares of the Registrant at a price of $0.10 per share. Interest on the Convertible Debenture is payable semi-annually at a rate of 10% per annum calculated monthly. Tri-Pol also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Registrant at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Registrant's shares at the time of conversion;
         k) Letter of Intent dated October 18, 2002 between the Registrant and Richard W. Hughes for the assignment of an option agreement to acquire certain claims located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake in consideration for $25,000 (paid) (the "KPM Property");
         l) Subscription Agreement dated November 6, 2002 between the Registrant and Richard W. Hughes. Pursuant to this Agreement, Mr. Hughes agreed to purchase 320,000 units at $0.11 per unit. Each unit consists of one common share and one share purchase warrant entitling Mr. Hughes to purchase one additional common share of the Registrant at a price of $0.14 per share on or before November 14, 2004;
         m) Director Stock Option Agreement dated December 19, 2002, as amended on February 10, 2003, between the Registrant and Richard W. Hughes. Pursuant to this Agreement, Mr. Hughes was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.23 per share, expiring on December 18, 2007;
         n) Officer Stock Option Agreement dated December 19, 2002, as amended on February 10, 2003, between the Registrant and Stephen Pearce. Pursuant to this Agreement, Mr. Pearce was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.23 per share, expiring on December 18, 2007;

         o) Flow-Through Subscription Agreements dated January/February 2003 between the Registrant and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,625,000 flow-through units at $0.20 per unit. Each flow-through common unit consists of one flow-through common share and one share purchase warrant entitling the purchasers to purchase one additional non-flow-through common share of the Registrant at a price of $0.25 per share on or before February 28, 2005;
         p) Non-Flow Subscription Agreements dated January/February 2003 between the Registrant and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,750,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the Registrant at a price of $0.25 per share on or before February 28, 2005;
         q) Management Agreement dated January 1, 2003 between the Registrant and Hastings Management Corp. a company owned by Richard W. Hughes, a director of the Registrant, to provide management services to the Registrant in consideration for $4,000 per month (plus GST);
         r) Mining Option Agreement dated January 31, 2003 between the Registrant and Kenora Prospectors & Miners, Limited pertaining to the KPM Property in consideration for $125,000 on or before December 25, 2002 (extended to February 14, 2003) (paid by the Registrant), $125,000 on August 27, 2003 (paid by the Registrant), $125,000 on August 27, 2004, $125,000 on August 27, 2005 and $1,000,000 on August 27, 2006;
         s) Mining Option Agreement dated January 31, 2003 between the Registrant and Machin Mines Ltd. pertaining to the KPM Property in consideration for $100,000 on or before December 25, 2002 (extended to February 14, 2003) (paid by the
                  Registrant), $125,000 on August 27, 2003 (paid by the Registrant), $125,000 on August 27, 2004, $125,000 on August 27, 2005 and $1,000,000 on August 27, 2006;
         t) Director Stock Option Agreement dated March 3, 2003 between the Registrant and Rupert L. Bullock. Pursuant to this
                  Agreement, Mr. Bullock was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
         u) Director Stock Option Agreement dated March 3, 2003 between the Registrant and Lynn W. Evoy. Pursuant to this Agreement, Mr. Evoy was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
         v) Director Stock Option Agreement dated March 3, 2003 between the Registrant and Philip J. Southam. Pursuant to this
                  Agreement, Mr. Southam was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
         w) Director Stock Option Agreement dated March 3, 2003 between the Registrant and Richard W. Hughes. Pursuant to this Agreement, Mr. Hughes was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
         x) Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Stephen Pearce. Pursuant to this Agreement, Mr. Pearce was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
         y) Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Ronda Ross-Love. Pursuant to this Agreement, Ms. Ross-Love was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;

         z) Non-Flow Subscription Agreements dated May 2003 between the Registrant and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 535,715 units at $0.28 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the Registrant at a price of $0.32 per share on or before May 29, 2005;
         aa) Letter of Termination dated June 6, 2003 from the Registrant to Goldrea regarding the BX Property;
         bb) Consultant Stock Option Agreement dated June 16, 2003 between the Registrant and Kevin Leonard. Pursuant to this Agreement, Mr. Leonard was granted an option to purchase 50,000 common shares of the Registrant at a price of $0.30 per share, expiring on June 16, 2008; and
         cc) Loan Agreement dated July 4, 2003 between the Registrant and Munday Home Sales Ltd. ("MHS"). Pursuant to this Agreement, MHS loaned the Registrant $350,000.
         dd) Subscription Agreements dated September 16, 2003 between the Registrant and Munday-Maxwell & Gaylene-Association. Pursuant to this agreement, the purchaser purchased a total of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchaser to purchase over a two-year period one additional common share of the Registrant at a price of $0.40 per share.

D.       EXCHANGE CONTROLS

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Registrant's common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E.       TAXATION

         CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to a holder (a "Holder") of one or more common shares of Amador Gold Corp. (the "Registrant") who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Registrant and is restricted to such circumstances.

Dividends
---------

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate. Under the Treaty, the Registrant will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owning at least 10% of the outstanding common shares of the Registrant.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable
Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Registrant. The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAXATION

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation- Canadian Federal Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Registrant and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Registrant should consult their own tax advisers about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Registrant who is (i) a citizen or individual resident of the United States,
(ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

DIVIDEND DISTRIBUTION ON SHARES OF THE REGISTRANT

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

REDUCED DIVIDEND RATES FOR INDIVIDUALS

Certain dividends received by an individual shareholder from domestic and qualified foreign corporations are taxed at the same rates that apply to capital gains. Thus, dividends will be taxed at rates of 5% (0%, in 2008) and 15%. These lower rates apply to dividends received in taxable years beginning after 2002 and before 2009. The lower rates on dividends apply for purposes of both the regular and alternative minimum tax. To qualify for the reduced rates, the dividends must be from domestic corporations and qualified foreign corporations. The following are qualified foreign corporations:

         o a foreign corporation incorporated in a possession of the United States,
         o        a foreign  corporation  eligible  for the  benefits  of a U.S.
                  income tax treaty that the IRS determines to be satisfactory and that includes an exchange of information program, and
         o a foreign corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States.

A special holding period rule is apparently designed to discourage certain short-term trading strategies. Under this rule, to qualify for the reduced rates, the stock on which the dividend is paid must be held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. (For certain preferred dividends, the stock must be held for more than 90 days during the 180-day period beginning 90 days before the ex-dividend date.)

Dividends from certain corporations are not eligible, including tax-exempt charities, tax-exempt farmers' cooperatives, foreign personal holding companies, foreign investment companies, and passive foreign investment companies. The Registrant is unable to determine at this time whether its dividends will qualify for the lower rates and each U.S. Holder of the Registrant is urged to consult their own tax adviser with respect to the reduced dividend rates.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Registrant will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Registrant may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Registrant under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisers regarding their particular circumstances.

DISPOSITION OF COMMON SHARES

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Registrant are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Management of the Registrant is of the opinion that there is little, if not, any likelihood of the Registrant being deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Registrant's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Registrant may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Registrant does not actually distribute such income. The Registrant does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Registrant will not be considered a foreign personal holding company for the current or any future taxable year.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Registrant does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Registrant will not be considered a foreign investment company for the current or any future taxable year.

PASSIVE FOREIGN INVESTMENT COMPANY

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

The Registrant believes that it qualified as a PFIC for the fiscal year ended October 31, 2002 and may have qualified as a PFIC in prior years. The Registrant may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. There can be no assurance that the Registrant's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF"). Each U.S. Holder of the Registrant is urged to consult a tax adviser with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Registrant as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Registrant's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Registrant common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of
Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder's pro rata share of the Registrant's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant's first tax year in which the Registrant qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Registrant includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax adviser regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Registrant, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a U.S. Holder makes a QEF election and the Registrant ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Registrant does not qualify as a PFIC. Therefore, if the Registrant again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Registrant qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Registrant. Therefore, if such U.S. Holder reacquires an interest in the Registrant, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Registrant qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Registrant is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Registrant.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Registrant common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Registrant will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Registrant common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax adviser regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Registrant is urged to consult a tax adviser with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the

Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

CONTROLLED FOREIGN CORPORATION STATUS

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Registrant is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Registrant ("United States Shareholder"), the Registrant could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under
Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Registrant does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Registrant will not be considered a CFC for the current or any future taxable year.

Filing of Information Returns
-----------------------------

Under a number of circumstances, a U.S. Holder acquiring shares of the Registrant may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns, with a duplicate copy to the Internal Revenue Center, Philadelphia, PA 19255. In particular, any U.S. Holder who becomes the owner, directly or indirectly, of 10% or more of the shares of the Registrant will be required to file such a return. Other filing requirements may apply, and management urges U.S. Holders to consult their own tax advisers about these requirements.

           ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN
                  TAX ADVISERS WITH RESPECT TO THE SPECIFIC TAX
               CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE
                                   REGISTRANT.

F.       DIVIDENDS AND PAYING AGENTS

Holders of the Registrant's common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Registrant, in its discretion, out of funds legally available for that purpose.

G.       STATEMENT OF EXPERTS

Mr. G.H. Giroux, P.Eng., MASc. of 982 Broadview Drive, North Vancouver, British Columbia, Canada, a consulting geological engineer, has consented to the inclusion in this Registration Statement of the summary from his report entitled "A Resource Estimate on the KPM Shoal Lake Project" dated September 30, 2003 in the form and context in which it appears.

H.       DOCUMENTS ON DISPLAY

The Registrant has filed with the Securities and Exchange Commission this Registration Statement on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to its class of common shares.

You may read and copy all or any portion of the Registration Statement or other information in the Registrant's files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

The documents concerning the Registrant may also be viewed at the office of the Registrant at 16493 - 26th Avenue, Surrey, British Columbia, Canada, V3S 9W9, during normal business hours.

I.       SUBSIDIARY INFORMATION

As at the date of this Registration Statement, the Registrant had one wholly owned subsidiary namely, Amador Resources Inc., a British Columbia company.

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Registrant was incorporated under the laws of British Columbia, Canada and its financial results are quantified in Canadian dollars. The Registrant raises equity funding through the sale of securities denominated in Canadian dollars. The Registrant does not use financial instruments for trading purposes and is not party to any leverage derivatives. The Registrant does not currently engage in hedging transactions.

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

                                    PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15  CONTROLS AND PROCEDURES

Not Applicable

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable

ITEM 16B CODE OF ETHICS

Not Applicable

                                    PART III

ITEM 17  FINANCIAL STATEMENTS

The Registrant's audited financial statements for the fiscal years ended October 31, 2002, October 2001 and October 31, 2000 are attached hereto immediately following the text of this Registration Statement. They include:

         o        auditors  report  and  comments  on  United  States  reporting differences
         o        statements of operations and deficit
         o        balance sheets
         o        statements   of   deferred    exploration    and   development
                  expenditures
         o        statements of cash flows
         o        notes to the financial statements

All of these items were prepared by the Registrant's auditors, MacKay LLP, Chartered Accountants.

The audited financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 9. All figures are expressed in Canadian dollars.

The unaudited financial statements for the nine-month periods ended July 31, 2003 and July 31, 2002 are also attached following the text of this Registration Statement. They include:

         o        notice to reader
         o        interim statement of loss and deficit
         o        interim balance sheet
         o interim statement of deferred exploration and development expenditures
         o        interim statement of cash flows
         o        notes to the financial statements

The unaudited financial statements were prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 9. All figures are expressed in Canadian dollars.

ITEM 18  FINANCIAL STATEMENTS

See Item 17 - Financial Statements.

ITEM 19  EXHIBITS

Following is a list of all of the exhibits that are filed as part of this Registration Statement:

Exhibit 1.1 Memorandum of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980

Exhibit 1.2 Certificate of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980

Exhibit 1.3      Altered Memorandum dated December 11, 1990 (filed on January 9,
                 1991)

Exhibit 1.4 Certificate of Change of Name from Golden Trend Energy Ltd. to World Power Bike Inc. dated January 9, 1991

Exhibit 1.5      Altered  Memorandum dated February 15, 2000 (filed on March 13,
                 2000)

Exhibit 1.6 Certificate of Change of Name from World Power Bike Inc. to Parkside 2000 Resources Corp. dated March 13, 2000

Exhibit 1.7      Altered Memorandum dated May 8, 2003 (filed on May 16, 2003)

Exhibit 1.8 Certificate of Change of Name from Parkside 2000 Resources Corp. to Amador Gold Corp. dated May 16, 2003

Exhibit 1.9 Articles of the Registrant (formerly known as Golden Trend Energy Ltd.)

Exhibit 4.1      Mining  Option   Agreement  dated  May  30,  2002  between  the
                 Registrant and Goldrea Resources Corp.

Exhibit 4.2 Amending Agreement dated August 27, 2002 between the Registrant and Goldrea Resources Corp.

Exhibit 4.3      Flow-Through   Subscription  Agreements  dated  September  2002
                 between the Registrant and various purchasers

Exhibit 4.4 Non Flow-Through Subscription Agreements dated September 10, 2002 between the Registrant and various purchasers including Richard W. Hughes

Exhibit 4.5 Debt Settlement Agreement dated September 10, 2002 between the Registrant and Bullock Consulting Ltd.

Exhibit 4.6 Form of Warrant Certificate dated October 7, 2002 issued to various purchasers including Richard W. Hughes

Exhibit 4.7 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Rupert L. Bullock

Exhibit 4.8 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Lynn W. Evoy

Exhibit 4.9 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Philip J. Southam

Exhibit 4.10 Officer Stock Option Agreement dated October 9, 2002 between the Registrant and Ronda Ross-Love

Exhibit 4.11 Convertible Debenture dated October 16, 2002 for Tri-Pol Energy Corporation

Exhibit 4.12 Warrant Certificate dated October 16, 2002 for Tri-Pol Energy Corporation

Exhibit 4.13 Letter of Intent dated October 18, 2002 between the Registrant and Richard W. Hughes

Exhibit 4.14 Subscription Agreement dated November 6, 2002 between the Registrant and Richard W. Hughes

Exhibit 4.15     Warrant  Certificate  dated  November  14,  2002 for Richard W.
                 Hughes

Exhibit 4.16 Director Stock Option Agreement dated December 19, 2002 between the Registrant and Richard W. Hughes

Exhibit 4.17 Officer Stock Option Agreement dated December 19, 2002 between the Registrant and Stephen Pearce

Exhibit 4.18 Flow-Through Subscription Agreements dated January/February 2003 between the Registrant and various purchasers

Exhibit 4.19 Non Flow-Through Subscription Agreements dated January/February 2003 between the Registrant and various purchasers

Exhibit 4.20     Management   Agreement   dated  January  1,  2003  between  the
                 Registrant and Hastings Management Corp.

Exhibit 4.21 Mining Option Agreement dated January 31, 2003 between the Registrant and Kenora Prospectors & Miners, Limited

Exhibit 4.22 Mining Option Agreement dated January 31, 2003 between the Registrant and Machin Mines Ltd.

Exhibit 4.23 Amendment to Stock Option Agreement dated February 10, 2003 between the Registrant and Richard W. Hughes

Exhibit 4.24 Amendment to Stock Option Agreement dated February 10, 2003 between the Registrant and Stephen Pearce

Exhibit 4.25 Form of Warrant Certificate dated February 28, 2003 issued to various purchasers

Exhibit 4.26 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Rupert L. Bullock

Exhibit 4.27 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Lynn W. Evoy

Exhibit 4.28 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Philip J. Southam

Exhibit 4.29 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Richard W. Hughes

Exhibit 4.30 Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Stephen Pearce

Exhibit 4.31 Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Ronda Ross-Love

Exhibit 4.32     Stock Option Plan effective April 30, 2003

Exhibit 4.33 Non-Flow Subscription Agreement dated May 2003 between the Registrant and various purchasers

Exhibit 4.34 Form of Warrant Certificate dated May 29, 2003 issued to various purchasers

Exhibit 4.35 Letter of Termination dated June 6, 2003 from the Registrant to Goldrea Resources Corp.

Exhibit 4.36 Consultant Stock Option Agreement dated June 16, 2003 between the Registrant and Kevin Leonard

Exhibit 4.37 Loan Agreement dated July 4, 2003 between the Registrant and Munday Home Sales Ltd.

Exhibit 4.38 Subscription Agreement dated September 16, 2003 between the Registrant and Munday-Maxwell & Gaylene-Association

Exhibit 12.1 Consent of G.H. Giroux to inclusion of the summary from report entitled "A Resource Estimate on the KPM Shoal Lake Project" dated September 30, 2003

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf



Date:    October 10, 2003                   Amador Gold Corp.


                                            By:  /s/ Rupert L. Bullock
                                            -----------------------------
                                            Rupert L. Bullock, President

                                  EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION OF DOCUMENT
----------------------------------------

Exhibit 1.1 Memorandum of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980

Exhibit 1.2 Certificate of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980

Exhibit 1.3      Altered Memorandum dated December 11, 1990 (filed on January 9,
                 1991)

Exhibit 1.4 Certificate of Change of Name from Golden Trend Energy Ltd. to World Power Bike Inc. dated January 9, 1991

Exhibit 1.5      Altered  Memorandum dated February 15, 2000 (filed on March 13,
                 2000)

Exhibit 1.6 Certificate of Change of Name from World Power Bike Inc. to Parkside 2000 Resources Corp. dated March 13, 2000

Exhibit 1.7      Altered Memorandum dated May 8, 2003 (filed on May 16, 2003)

Exhibit 1.8 Certificate of Change of Name from Parkside 2000 Resources Corp. to Amador Gold Corp. dated May 16, 2003

Exhibit 1.9 Articles of the Registrant (formerly known as Golden Trend Energy Ltd.)

Exhibit 4.1      Mining  Option   Agreement  dated  May  30,  2002  between  the
                 Registrant and Goldrea Resources Corp.

Exhibit 4.2 Amending Agreement dated August 27, 2002 between the Registrant and Goldrea Resources Corp.

Exhibit 4.3      Flow-Through   Subscription  Agreements  dated  September  2002
                 between the Registrant and various purchasers

Exhibit 4.4 Non Flow-Through Subscription Agreements dated September 10, 2002 between the Registrant and various purchasers including Richard W. Hughes

Exhibit 4.5 Debt Settlement Agreement dated September 10, 2002 between the Registrant and Bullock Consulting Ltd.

Exhibit 4.6 Form of Warrant Certificate dated October 7, 2002 issued to various purchasers including Richard W. Hughes

Exhibit 4.7 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Rupert L. Bullock

Exhibit 4.8 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Lynn W. Evoy

Exhibit 4.9 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Philip J. Southam

Exhibit 4.10 Officer Stock Option Agreement dated October 9, 2002 between the Registrant and Ronda Ross-Love

Exhibit 4.11 Convertible Debenture dated October 16, 2002 for Tri-Pol Energy Corporation

Exhibit 4.12 Warrant Certificate dated October 16, 2002 for Tri-Pol Energy Corporation

Exhibit 4.13 Letter of Intent dated October 18, 2002 between the Registrant and Richard W. Hughes

Exhibit 4.14 Subscription Agreement dated November 6, 2002 between the Registrant and Richard W. Hughes

Exhibit 4.15     Warrant  Certificate  dated  November  14,  2002 for Richard W.
                 Hughes

Exhibit 4.16 Director Stock Option Agreement dated December 19, 2002 between the Registrant and Richard W. Hughes

Exhibit 4.17 Officer Stock Option Agreement dated December 19, 2002 between the Registrant and Stephen Pearce

Exhibit 4.18 Flow-Through Subscription Agreements dated January/February 2003 between the Registrant and various purchasers

Exhibit 4.19 Non Flow-Through Subscription Agreements dated January/February 2003 between the Registrant and various purchasers

Exhibit 4.20     Management   Agreement   dated  January  1,  2003  between  the
                 Registrant and Hastings Management Corp.

Exhibit 4.21 Mining Option Agreement dated January 31, 2003 between the Registrant and Kenora Prospectors & Miners, Limited

Exhibit 4.22 Mining Option Agreement dated January 31, 2003 between the Registrant and Machin Mines Ltd.

Exhibit 4.23 Amendment to Stock Option Agreement dated February 10, 2003 between the Registrant and Richard W. Hughes

Exhibit 4.24 Amendment to Stock Option Agreement dated February 10, 2003 between the Registrant and Stephen Pearce

Exhibit 4.25 Form of Warrant Certificate dated February 28, 2003 issued to various purchasers

Exhibit 4.26 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Rupert L. Bullock

Exhibit 4.27 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Lynn W. Evoy

Exhibit 4.28 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Philip J. Southam

Exhibit 4.29 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Richard W. Hughes

Exhibit 4.30 Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Stephen Pearce

Exhibit 4.31 Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Ronda Ross-Love

Exhibit 4.32     Stock Option Plan effective April 30, 2003

Exhibit 4.33 Non-Flow Subscription Agreement dated May 2003 between the Registrant and various purchasers

Exhibit 4.34 Form of Warrant Certificate dated May 29, 2003 issued to various purchasers

Exhibit 4.35 Letter of Termination dated June 6, 2003 from the Registrant to Goldrea Resources Corp.

Exhibit 4.36 Consultant Stock Option Agreement dated June 16, 2003 between the Registrant and Kevin Leonard

Exhibit 4.37 Loan Agreement dated July 4, 2003 between the Registrant and Munday Home Sales Ltd.

Exhibit 4.38 Subscription Agreement dated September 16, 2003 between the Registrant and Munday-Maxwell & Gaylene-Association

Exhibit 12.1 Consent of G.H. Giroux to inclusion of the summary from report entitled "A Resource Estimate on the KPM Shoal Lake Project" dated September 30, 2003

                                AMADOR GOLD CORP.
                    (FORMERLY PARKSIDE 2000 RESOURCES CORP.)

                              FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                                OCTOBER 31, 2002

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2002
--------------------------------------------------------------------------------





Auditors' Report ..........................................................  F-3

Statements of Operations and Deficit ......................................  F-4

Balance Sheets ............................................................  F-5

Statements of Deferred Exploration and Development Expenditures ...........  F-6

Statements of Cash Flows ..................................................  F-7

Notes to the Financial Statements .........................................  F-8

CHARTERED                          1000 - 1190 Hornby Street          MACKAY.CA
ACCOUNTANTS                        Vancouver, BC V6Z 2W2
MacKay LLP                         Tel: 604-687-4511
                                   Fax: 604-687-5617
                                   Toll Free: 1-800-351-0426








AUDITORS' REPORT

To the Shareholders of
Amador Gold Corp.
(formerly Parkside 2000 Resources Corp.)


We have audited the balance sheets of Amador Gold Corp. (formerly Parkside 2000 Resources Corp.) as at October 31, 2002 and 2001 and the statements of operations and deficit, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.




                                                           "MACKAY LLP"
VANCOUVER, CANADA                                  CHARTERED ACCOUNTANTS
FEBRUARY 25, 2003


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended October 31, 2002 and shareholders' equity as at October 31, 2002, 2001 and 2000 to the extent summarized in note 9 to the financial statements.




VANCOUVER, CANADA                                           "MACKAY LLP"
FEBRUARY 25, 2003                                  CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

STATEMENTS OF OPERATIONS AND DEFICIT
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31,            2002           2001           2000
--------------------------------------------------------------------------------


ADMINISTRATIVE EXPENSES
    Amortization ..................   $      --      $      --      $       156
    Automotive ....................          --             --            4,103
    Bank charges and interest .....         5,323            263            617
    Consulting fees ...............          --             --            4,000
    Financing fee .................        10,000           --             --
    Legal and accounting ..........        30,009          9,616         11,272
    Management fees (note 6) ......        30,000         30,000         35,500
    Office and miscellaneous ......         2,115          1,579          1,282
    Regulatory fees ...............        15,311          3,004          2,600
    Transfer agent fees ...........         4,966          4,151          6,235
                                      -----------    -----------    -----------

                                           97,724         48,613         65,765
                                      -----------    -----------    -----------

LOSS BEFORE OTHER ITEMS ...........       (97,724)       (48,613)       (65,765)
                                      -----------    -----------    -----------

OTHER ITEMS
    Write off of marketable
       securities .................           100           --             --
    Write off of patent ...........             1           --             --
    Loss on disposal of capital
       assets .....................          --             --            1,400
                                      -----------    -----------    -----------

                                              101           --            1,400
                                      -----------    -----------    -----------

LOSS FOR THE YEAR .................       (97,825)       (48,613)       (67,165)

DEFICIT, BEGINNING OF YEAR ........    (3,364,696)    (3,316,083)    (3,248,918)

FUTURE INCOME TAX BENEFIT
   RECOGNIZED ON ISSUANCE OF FLOW
   THROUGH SHARES .................        45,563           --             --
                                      -----------    -----------    -----------

DEFICIT, END OF YEAR ..............   $(3,416,958)   $(3,364,696)   $(3,316,083)
                                      ===========    ===========    ===========

LOSS PER SHARE ....................   $     (0.04)   $     (0.02)   $     (0.05)
                                      ===========    ===========    ===========

WEIGHTED AVERAGE NUMBER OF SHARES .     2,505,267      2,309,651      1,444,993
                                      ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

BALANCE SHEETS
--------------------------------------------------------------------------------

OCTOBER 31,                               2002           2001           2000
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash ..........................   $    68,123    $     1,778    $     1,457
    Goods and services tax
       recoverable ................        12,729            815           --
    Marketable securities .........          --              100            100
                                      -----------    -----------    -----------

                                           80,852          2,693          1,557

MINERAL PROPERTIES (note 3) .......       167,049           --             --

DISTRIBUTION RIGHTS AND PATENTS ...          --                1              1
                                      -----------    -----------    -----------

                                      $   247,901    $     2,694    $     1,558
                                      ===========    ===========    ===========

LIABILITIES

CURRENT
    Accounts payable and accrued
       liabilities ................   $    36,055    $    19,989    $    13,049
    Due related party (note 6) ....          --           50,309          7,500
                                      -----------    -----------    -----------

                                           36,055         70,298         20,549

CONVERTIBLE DEBENTURE (note 4) ....       125,000           --             --
                                      -----------    -----------    -----------

                                          161,055         70,298         20,549
                                      -----------    -----------    -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 5) ............     3,503,804      3,297,092      3,297,092

DEFICIT ...........................    (3,416,958)    (3,364,696)    (3,316,083)
                                      -----------    -----------    -----------

                                           86,846        (67,604)       (18,991)
                                      -----------    -----------    -----------

                                      $   247,901    $     2,694    $     1,558
                                      ===========    ===========    ===========



APPROVED BY THE DIRECTORS:

/S/ RUPERT BULLOCK, DIRECTOR                 /S/ LYNN EVOY, DIRECTOR

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

STATEMENTS OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31,             2002                 2001      2000
--------------------------------------------------------------------------------

                                LIARD     KENORA
                                CLAIMS    CLAIMS     TOTAL      Total     Total
                               --------   -------   --------   -------   -------

ACQUISITION COSTS
  Opening balance ..........   $   --     $  --     $   --     $  --     $  --
  Option payments - cash ...     10,000      --       10,000      --        --
  Option payments - shares .      5,000      --        5,000      --        --
                               --------   -------   --------   -------   -------

  Closing balance ..........     15,000      --       15,000      --        --
                               --------   -------   --------   -------   -------

EXPLORATION
  Opening balance ..........       --        --         --        --        --
  Drilling .................     22,316      --       22,316      --        --
  Mapping and sampling .....     81,394      --       81,394      --        --
  Miscellaneous ............     11,909      --       11,909      --        --
  Surveying ................     36,430      --       36,430      --        --
                               --------   -------   --------   -------   -------

  Closing balance ..........    152,049      --      152,049      --        --
                               --------   -------   --------   -------   -------

BALANCE, END OF YEAR .......   $167,049   $  --     $167,049   $  --     $  --
                               ========   =======   ========   =======   =======

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31,                  2002         2001        2000
--------------------------------------------------------------------------------


CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss for the year ...................   $ (97,825)   $ (48,613)   $ (67,165)

    Add items not affecting cash:
         Amortization ...................        --           --            156
       Financing fee ....................      10,000         --           --
       Write off of marketable
         securities .....................         100         --           --
       Write off of patent ..............           1         --           --
       Loss on disposal of
         capital assets .................        --           --          1,400
                                            ---------    ---------    ---------

                                              (87,724)     (48,613)     (65,609)

    Change in non-cash working
         capital items:
       Goods and services tax
         recoverable ....................     (11,914)        (815)        --
       Accounts payable and
         accrued liabilities ............      16,066        6,940     (142,920)
                                            ---------    ---------    ---------

                                              (83,572)     (42,488)    (208,529)
                                            ---------    ---------    ---------

FINANCING ACTIVITIES
   Long-term debt .......................     175,000         --           --
   Repayment of long-term debt ..........     (50,000)        --
   Repayment of loans payable ...........        --           --        (29,750)
   Advances from related parties ........      16,566       42,809        1,866
   Issuance of share capital ............     200,000         --        240,000
   Share issuance costs .................     (29,600)        --           --
                                            ---------    ---------    ---------

                                              311,966       42,809      212,116
                                            ---------    ---------    ---------

INVESTING ACTIVITY
   Acquisition and exploration of
     mineral properties .................    (162,049)        --           --
                                            ---------    ---------    ---------

NET INCREASE IN CASH ....................      66,345          321        3,587

CASH (BANK INDEBTEDNESS),
  BEGINNING OF YEAR .....................       1,778        1,457       (2,130)
                                            ---------    ---------    ---------

CASH, END OF YEAR .......................   $  68,123    $   1,778    $   1,457
                                            =========    =========    =========


SUPPLEMENTAL CASH FLOW INFORMATION

     Interest paid ......................   $    --      $    --      $    --
     Income taxes paid ..................   $    --      $    --      $    --
                                            =========    =========    =========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2002
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     The company was classified in the industrial industry, and trades on the TSX Venture Exchange. During the current fiscal year the company received disinterested shareholder approval of a change of business to natural resources (note 3).

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustment that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

     b)   FOREIGN CURRENCY TRANSLATION

          Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statements of loss.

     c)   LOSS PER SHARE

          The company has retroactively applied the Canadian Institute of Chartered Accountants' new accounting standard for earnings per share calculation and disclosure. Under the new standard, the treasury stock method of calculating fully diluted per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an anti-dilutive impact in 2002, 2001 and 2000.

     d)   FINANCIAL INSTRUMENTS

          The Company's financial instruments consist of cash, goods and services tax recoverable, accounts payable and accrued liabilities, due to related parties and convertible debenture payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     e)   ESTIMATES

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2002
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     f)   MINERAL PROPERTIES

          Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

          Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

     g)   STOCK BASED COMPENSATION PLAN

          The Company has a stock option compensation plan. No compensation expense is recognized for this plan when shares or share purchase options are issued. Any consideration paid on the exercise of share purchase options or purchase of shares is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

     h)   INCOME TAXES

          Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

          Tax benefits have not been recorded due to uncertainty regarding their utilization.

     i)   FLOW THROUGH SHARES

          Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced.

     j)   JOINT VENTURE ACCOUNTING

          All  the  company's  mineral  property   exploration  and  development
          activities are conducted with others, and accordingly, the accounts reflect only the company's proportionate interest in such activities.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2002
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     k)   SHARE ISSUE COSTS

          Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

3.   MINERAL PROPERTIES

     a)   LIARD DIVISION

          On May 30, 2002, the company announced an option agreement to explore and develop 32 claims in the Liard Mining Division of British Columbia with another public company. The property was expanded to cover
          10,320HA during the course of the fiscal 2002 work program. The company will be the operator of the project and is required to make cash payments of $100,000, issue 450,000 common shares, and incur exploration expenditures of $1,100,000 to earn a 50% interest, in accordance with the following schedule:

                                                                        Common
                                            Option     Exploration      shares
                                           payments    expenditures     issued
                                          ----------    ----------    ----------

Upon regulatory approval (paid) ......    $   10,000    $   70,000        50,000
Upon first advance (incurred) ........          --          80,000          --
May 23, 2003 .........................        15,000       200,000       100,000
May 23, 2004 .........................        25,000       250,000       100,000
May 23, 2005 .........................        25,000       250,000       100,000
May 23, 2006 .........................        25,000       250,000       100,000
                                          ----------    ----------    ----------

                                          $  100,000    $1,100,000       450,000
                                          ==========    ==========    ==========


     b)   KENORA PROPERTY

          During the year the Company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 34 patented claims and one mineral claim 60 kilometers west of Kenora, Ontario. Consideration consists of $35,000 to the assignor (paid subsequent to the year end), $225,000 before February 14, 2003 (paid subsequent to the year end), $250,000 before August 27, 2003, $250,000 on August 27, 2004, $250,000 on August 27, 2005 and $2,000,000 before
          August 27, 2006. In addition, there is a royalty payable of between 1 and 2%.

          A finders fee is payable with respect to the option agreement as follows; 7.5% of the first $300,000 consideration ($19,500 paid subsequent to the year end), 5% on the next $700,000, 2.5% on the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2002
--------------------------------------------------------------------------------

4.   CONVERTIBLE DEBENTURE

     On July 10, 2002, the company issued two promissory notes in the amount of $175,000 to finance the project in note 3(a). The two loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demands payment by notice in writing if the company has not commenced trading on the TSX Venture Exchange on or before September 30, 2002 or (b) the date which is two years from the date the loans were advanced. A bonus in amount equal to 20% of the value of the loans may be paid in common shares of the company.

     The first note, for $50,000, was repaid in cash, including interest of $1,194, on October 22, 2002. 100,000 common shares, representing 20% of the principal value of the loan were issued as a bonus.

     The second note, for $125,000, was converted into a Series A convertible debenture, and 1,250,000 detachable share purchase warrants with an exercise price of $0.10 per share until July 23, 2004. The debenture may be converted to common shares at a price of $0.10. Any accrued interest may be converted at the market price (as defined) at the time of conversion.

5.   SHARE CAPITAL

     a)   AUTHORIZED

          100,000,000 common shares with no par value

     b)   ISSUED

                                     2002                         2001                         2000
                           -------------------------    -------------------------   --------------------------
                              Shares       Amount         Shares        Amount        Shares         Amount
                           -----------   -----------    -----------   -----------   -----------    -----------
Balance, beginning .....     2,309,651   $ 3,297,092      2,309,651   $ 3,297,092     7,767,556    $ 3,057,092

Consolidation 7 for 1 ..          --            --             --            --      (6,657,905)          --

Issued for
   Property acquisition         50,000         5,000           --            --            --             --
   Loan bonus ..........       100,000        10,000           --            --            --             --
   Share for debt ......       668,750        66,875           --            --            --             --
Issued for cash
   Private placement ...     2,000,000       200,000           --            --       1,200,000        240,000
   Share issuance costs           --         (29,600)          --            --            --             --
   Income tax benefits
   renounced on flow
   through shares issued          --         (45,563)          --            --            --             --
                           -----------   -----------    -----------   -----------   -----------    -----------

BALANCE, ENDING ........     5,128,401   $ 3,503,804      2,309,651   $ 3,297,092     2,309,651    $ 3,297,092
                           ===========   ===========    ===========   ===========   ===========    ===========


--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2002
--------------------------------------------------------------------------------

5.   SHARE CAPITAL (continued)

     c)   PRIVATE PLACEMENT

          During fiscal 2002 the company issued 2,000,000 units through a private placement:

          1,150,000 flow-through common shares, with 1,150,000 non-detachable warrants to purchase one non flow-through common share at an exercise price of $0.10, exercisable until October 7, 2004.

          850,000 common shares of the company with 850,000 non-transferable warrants to purchase one common share of the company at an exercise price of $0.10 until October 7, 2004.

          At October 31, 2002, 2,000,000 warrants were outstanding.

     d)   WARRANTS OUTSTANDING

          The company issued 1,250,000 detachable warrants in conjunction with the convertible debenture issued (note 4). Each warrant is to purchase one common share at an exercise price of $0.10 until July 23, 2004. At October 31, 2002, 1,250,000 warrants were outstanding.

     e)   OPTIONS OUTSTANDING

          During the year, the company issued 340,000 stock options to the directors and/or employees of the company. The options are exercisable up to October 8, 2007 at a price of $0.10 per share.

     f)   ESCROW SHARES

          As at October  31,  2002 there  were  25,000  (2001 and 2000 - 25,000)
          shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

6.   RELATED PARTY TRANSACTIONS

     a)   During the year the company recorded  management fees of $30,000 (2001
          - $30,000; 2000 - $15,000) to a company controlled by a Director of the Company. At October 31, 2002 Nil (2001 - $50,309; 2000 - $7,500)
          was owed to this company for management fees and payments made on the company's behalf.

     b) During the year, the company settled indebtedness of $66,875 to the company controlled by a Director of the company by issuing 668,750 shares at $0.10 per share.

     c) During fiscal 2000 the company recorded management fees of $20,500 to a former director of the company.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2002
--------------------------------------------------------------------------------

7.   INCOME TAXES

     As at October 31, 2002, the company has income tax losses of approximately $400,000 (2001 - $539,000) expiring between 2003 and 2008. The tax benefit of amounts carried forward has not been reflected in these financial statements. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

     The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                   Amount                Rate
                   ------                ----

                  $248,000               100%
                  $ 15,000                30%

     Future tax benefits, which may arise as a result of applying these pools to taxable income, have not been recognized in these accounts.

8.   SUBSEQUENT EVENT

     a) Subsequent to the year-end, the company entered into a private placement subscription agreement to issue 320,000 shares at $0.11 per share and 320,000 warrants exercisable at $0.14 per unit up to November 14, 2004.

     b) Subsequent to the year-end, the company issued 170,000 stock options to the directors and/or employees of the company. The options are exercisable up to October 8, 2007 at a price of $0.10 per share.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2002
--------------------------------------------------------------------------------

9.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES ("GAAP")

     These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

     a)   MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

          Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

                                                 For the years ended
                                      October 31,    October 31,    October 31,
                                         2002           2001           2000
                                      -----------    -----------    -----------
Statement of operations and deficit

Loss for the year under
     Canadian GAAP ................   $   (97,825)   $   (48,613)   $   (67,165)
     Mineral property exploration
     and development  expenditures       (152,049)          --             --
                                      -----------    -----------    -----------

United States GAAP ................   $  (249,874)   $   (48,613)   $   (67,165)
                                      -----------    -----------    -----------

Gain (loss) per share - US GAAP ...   $     (0.10)   $     (0.02)   $     (0.05)
                                      -----------    -----------    -----------

Balance sheet
Assets
Mineral Properties
     Canadian GAAP ................   $   167,049    $      --      $      --
     Resource property expenditures
     (cumulative) .................      (152,049)          --             --
                                      -----------    -----------    -----------

United States GAAP ................   $    15,000    $      --      $      --
                                      -----------    -----------    -----------

Deficit
     Canadian GAAP ................   $(3,416,958)   $(3,364,696)   $(3,316,083)
     Resource property expenditures
     (cumulative) .................      (152,049)          --             --
                                      -----------    -----------    -----------

United States GAAP ................   $(3,569,007)   $(3,364,696)   $(3,316,083)
                                      ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2002
--------------------------------------------------------------------------------

9.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES ("GAAP") (continued)

     b)   STOCK BASED COMPENSATION

          Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

          The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

     c)   LOSS PER SHARE

          Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

          Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended October 31, 2002, 2001, and 2000 were 2,480,267, 2,284,651, and
          1,419,993, respectively.

     d)   INCOME TAXES

          Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

     e)   NEW ACCOUNTING PRONOUNCEMENTS

          In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)


NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2002
--------------------------------------------------------------------------------

9.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES ("GAAP") (continued)

     e)   NEW ACCOUNTING PRONOUNCEMENTS (continued)

          In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

          In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", that supersedes SFAS No. 121 "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

          In June 2002, FASB issued SFAS No. 146 "Accounting for costs Associated with Exit or Disposal Activities" ("SFAS 146"), which supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)". SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

          In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

          The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

                          PARKSIDE 2000 RESOURCES CORP.

                              FINANCIAL STATEMENTS

                                OCTOBER 31, 2001

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.

FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

OCTOBER 31, 2001
--------------------------------------------------------------------------------




Auditors' Report .......................................................... F-19

Statements of Loss and Deficit ............................................ F-20

Balance Sheets ............................................................ F-21

Statements of Cash Flows .................................................. F-22

Notes to the Financial Statements ......................................... F-23

CHARTERED                          1000 - 1190 Hornby Street          MACKAY.CA
ACCOUNTANTS                        Vancouver, BC V6Z 2W2
MacKay LLP                         Tel: 604-687-4511
                                   Fax: 604-687-5617
                                   Toll Free: 1-800-351-0426






AUDITORS' REPORT

To the Shareholders of
Parkside 2000 Resources Corp.


We have audited the balance sheets of Parkside 2000 Resources Corp. as at October 31, 2001 and 2000 and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.






                                                          BY:  S/S "MACKAY LLP"
VANCOUVER, CANADA                                         CHARTERED ACCOUNTANTS
JANUARY 21, 2002

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.

STATEMENTS OF LOSS AND DEFICIT
--------------------------------------------------------------------------------

FOR THE YEARS ENDED OCTOBER 31,                        2001             2000
--------------------------------------------------------------------------------



INTEREST .....................................     $      --        $       183
                                                   -----------      -----------

ADMINISTRATIVE EXPENSES
    Amortization .............................            --                156
    Automotive ...............................            --              4,103
    Bank charges and interest ................             263              617
    Consulting fees ..........................            --              4,000
    Legal and accounting .....................           9,616           11,272
    Management fees ..........................          30,000           35,500
    Office and miscellaneous .................           1,579            4,433
    Rent .....................................            --                686
    Regulatory fees ..........................           3,004            2,600
    Telephone and communications .............            --                539
    Travel ...................................            --                 20
    Transfer agent fees ......................           4,151            6,235
    Cost recoveries ..........................            --             (4,213)
                                                   -----------      -----------

                                                        48,613           65,948
                                                   -----------      -----------

LOSS BEFORE OTHER ITEM .......................         (48,613)         (65,765)

OTHER ITEM
    Loss on disposal of capital assets .......            --             (1,400)
                                                   -----------      -----------

LOSS FOR THE YEAR ............................         (48,613)         (67,165)

DEFICIT, BEGINNING OF YEAR ...................      (3,316,083)      (3,248,918)
                                                   -----------      -----------

DEFICIT, END OF YEAR .........................     $(3,364,696)     $(3,316,083)
                                                   ===========      ===========

LOSS PER SHARE ...............................     $    (0.021)     $    (0.046)
                                                   ===========      ===========

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.

BALANCE SHEETS
--------------------------------------------------------------------------------

OCTOBER 31,                                            2001            2000
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash .......................................    $     1,778     $     1,457
    Goods and services tax recoverable .........            815            --
    Marketable securities ......................            100             100
                                                    -----------     -----------

                                                          2,693           1,557

DISTRIBUTION RIGHTS AND PATENTS ................              1               1
                                                    -----------     -----------

                                                    $     2,694     $     1,558
                                                    ===========     ===========

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $    19,989     $    13,049
    Due related party ..........................         50,309           7,500
                                                    -----------     -----------

                                                         70,298          20,549
                                                    -----------     -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL ..................................      3,297,092       3,297,092

DEFICIT ........................................     (3,364,696)     (3,316,083)
                                                    -----------     -----------

                                                        (67,604)        (18,991)
                                                    -----------     -----------

                                                    $     2,694     $     1,558
                                                    ===========     ===========

COMMITMENT (note 7)

APPROVED BY THE DIRECTORS:

BY:  s/s Beverly J. Bullock, Director      BY:  s/s Rupert L. Bullock,  Director

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

FOR THE YEARS ENDED OCTOBER 31,                           2001           2000
--------------------------------------------------------------------------------


CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss for the year ............................     $ (48,613)     $ (67,165)

    Add items not affecting cash:
       Amortization ..............................          --              156
       Loss on disposal of capital assets ........          --            1,400
                                                       ---------      ---------

                                                         (48,148)       (65,609)

    Change in non-cash working capital items:
       Goods and services tax recoverable ........          (815)          --
       Accounts payable and accrued
          liabilities ............................        49,749       (142,920)
                                                       ---------      ---------

                                                             321       (208,529)
                                                       ---------      ---------

FINANCING ACTIVITIES
       Repayment of long-term debt ...............          --          (29,750)
       Increase in amount due to director ........          --            7,500
       Increase (decrease) in amount due
          to related company .....................          --           (5,634)
       Issuance of share capital .................          --          240,000
                                                       ---------      ---------

                                                            --          212,116
                                                       ---------      ---------

NET INCREASE IN CASH .............................           321          3,587

CASH (BANK INDEBTEDNESS), BEGINNING OF YEAR ......         1,457         (2,130)
                                                       ---------      ---------

CASH, END OF YEAR ................................     $   1,778      $   1,457
                                                       =========      =========

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2001
--------------------------------------------------------------------------------


1.   NATURE OF OPERATIONS

     The company is classified in the Transportation industry, and trades on the Canadian Venture Exchange. The company is currently designated inactive and management is exploring new opportunities.


2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustment that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

     b)   FOREIGN CURRENCY TRANSLATION

          Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statements of loss.

     c)   LOSS PER SHARE

          Loss per share amounts have been calculated based on the weighted average number of shares outstanding during the year. Fully diluted per share information is calculated as if all warrants outstanding at year end were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding during the year was 2,309,651 (2000 - 1,444,992). Diluted loss per share has not been provided for 2001 and 2000 as it would be anti-dilutive

     d)   FINANCIAL INSTRUMENTS

          The Company's financial instruments consist of cash, accounts receivable, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     e)   ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2001
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     f)   STOCK BASED COMPENSATION PLAN

          The Company has stock option compensation plan. No compensation expense is recognized for this plan when shares or share purchase options are issued. Any consideration paid on the exercise of share purchase options or purchase of shares is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

     g)   INCOME TAXES

          Income taxes are accounted for using the future income tax method. Tax benefits have not been recorded due to uncertainty regarding their utilization.


3.   SHARE CAPITAL

     a)   AUTHORIZED

          100,000,000 common shares with no par value

     b)   ISSUED

                                        2001                     2000
                               ----------------------   ------------------------
                                 Shares      Amount       Shares        Amount
                               ---------   ----------   ----------    ----------

Balance, beginning of year     2,309,651   $3,297,092    7,767,556    $3,057,092
Consolidation 1 for 7 .....         --           --     (6,657,905)         --

Private placement .........         --           --      1,200,000       240,000
--------------------------------------------------------------------------------

BALANCE, END OF YEAR ......    2,309,651   $3,297,092    2,309,651    $3,297,092
================================================================================


     c)   WARRANTS OUTSTANDING

          During fiscal 2000 the Company issued 1,200,000 units through a private placement. Each unit consisted of one common share of the Company and one non-transferrable warrant to purchase one common share of the Company at an exercise price of $0.26, expiring July 21, 2002. At the year end 1,200,000 warrants were outstanding.

     d)   ESCROW SHARES

          As at October 31, 2001 there were 25,000 (2000 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2001
--------------------------------------------------------------------------------


4.   RELATED PARTY TRANSACTIONS

     a)   During the year the Company recorded  management fees of $30,000 (2000
          - $15,000) to a company controlled by a Director of the Company. At October 31, 2001 $50,309 (2000 - $7,500) was owed to this company for management fees and payments made on the Company's behalf.

     b) During the year the Company recorded management fees of $nil (2000 - $20,500) to a former Director of the Company.


5.   INCOME TAXES

     As at October 31, 2001, the company has income tax losses of approximately $539,000 (2000 - $491,000) expiring between 2001 and 2007. The tax benefit of amounts carried forward has not been reflected in these financial statements. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.


6.   COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

7.   COMMITMENT

     During the current fiscal period the Company signed a letter of intent to purchase all of the issued and outstanding shares in the capital of Graph Holdings Inc. ("Graph"), a private company incorporated in British Columbia. Consideration to be paid is 1.5 shares of the company for each share of Graph, there are 12,000,000 common shares of Graph outstanding.

                          PARKSIDE 2000 RESOURCES CORP.
                        (FORMERLY WORLD POWER BIKE INC.)

                              FINANCIAL STATEMENTS

                                OCTOBER 31, 2000

PARKSIDE 2000 RESOURCES CORP.
(FORMERLY WORLD POWER BIKE INC.)

FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

OCTOBER 31, 2000
--------------------------------------------------------------------------------




Auditors' Report ...........................................................F-28

Statements of Loss and Deficit .............................................F-29

Balance Sheets .............................................................F-30

Statements of Cash Flows ...................................................F-31

Notes to the Financial Statements ..........................................F-32

   MACKAY                Suite 20D                Abbotsford, Edmonton, lqaluit,
 & PARTNERS              10451 - 137th Street     Kelowna, Red Deer, Surrey,

                         Surrey, B.C. V3T SH I      Vancouver, Whitehorse.
                         Telephone: (604) 581-4408       Yellowknife
CHARTERED ACCOUNTANTS    Fax: (604) 581-4951

                                                   Your success is our
                                                   business





Auditors' Report

We have audited the balance sheets of Parkside 2000 Resources Corp. (formerly World Power Bike) as at October 31, 2000 and the statements of operations and deficit, deferred exploration and development expenditures, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at October 31, 1999 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those statements in their report dated March 2, 2000.



March 1, 2001                                      BY:  /s/ MacKay & Partners
Vancouver, Canada.                                     Chartered Accountants

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.
(Formerly World Power Bike Inc.)

STATEMENTS OF LOSS AND DEFICIT

--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31,                         2000            1999
--------------------------------------------------------------------------------



INTEREST .....................................     $       183      $      --
                                                   -----------      -----------

INTEREST
    Amortization .............................             156              389
    Automotive ...............................           4,103             --
    Bank charges and interest ................             617            1,222
    Consulting fees ..........................           4,000             --
    Legal and accounting .....................          11,272           10,374
    Management fees ..........................          35,500           48,000
    Office and miscellaneous .................           4,433            9,748
    Rent .....................................             686             --
    Regulatory fees ..........................            --              2,599
    Telephone and communications .............             539             --
    Travel ...................................              20            6,085
    Transfer agent ...........................           8,835            5,030
    Cost Recoveries ..........................          (4,213)            --
                                                   -----------      -----------

                                                        65,948           86,177
                                                   -----------      -----------

LOSS BEFORE OTHER ITEMS ......................         (65,765)         (86,177)
                                                   -----------      -----------

OTHER ITEMS
    Writedown of distribution rights
      and patents ............................            --           (248,781)
    Writedown of marketable securities .......            --               (678)
    Loss on disposal of capital assets .......          (1,400)            --
                                                   -----------      -----------

                                                        (1,400)        (249,459)
                                                   -----------      -----------

LOSS FOR THE YEAR ............................         (67,165)        (335,636)

DEFICIT, BEGINNING OF YEAR ...................      (3,248,918)      (2,913,282)
                                                   -----------      -----------

DEFICIT, END OF YEAR .........................     $(3,316,083)     $(3,248,918)
                                                   ===========      ===========

LOSS PER SHARE ...............................     $    (0.046)     $     (0.30)
                                                   ===========      ===========

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.
(Formerly World Power Bike Inc.)

BALANCE SHEETS
--------------------------------------------------------------------------------


OCTOBER 31,                                              2000           1999
--------------------------------------------------------------------------------


ASSETS

CURRENT
    Cash .......................................    $     1,457     $      --
    Marketable securities ......................            100             100
                                                    -----------     -----------

                                                          1,557             100

CAPITAL ASSETS .................................           --             1,556

DISTRIBUTION RIGHTS AND PATENTS ................              1               1
                                                    -----------     -----------

                                                    $     1,558     $     1,657
                                                    ===========     ===========

LIABILITIES

CURRENT
    Bank indebtedness ..........................    $      --       $     2,130
    Accounts payable and accrued liabilities ...         13,049         155,969
    Due to director ............................          7,500            --
    Loans payable ..............................           --            29,750
                                                    -----------     -----------

                                                         20,549         187,849

DUE TO RELATED COMPANY .........................           --             5,634
                                                    -----------     -----------

                                                         20,549         193,483
                                                    -----------     -----------
SHARE CAPITAL AND DEFICIT

SHARE CAPITAL ..................................      3,297,092       3,057,092

DEFICIT ........................................     (3,316,083)     (3,248,918)
                                                    -----------     -----------

                                                        (18,991)       (191,826)
                                                    -----------     -----------

                                                    $     1,558     $     1,657
                                                    ===========     ===========

SUBSEQUENT EVENT (note 5)

APPROVED BY THE DIRECTORS:

BY:  /s/ Rupert L. Bullock, Director       BY:  s/s Beverly J. Bullock, Director

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.
(Formerly World Power Bike Inc.)

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


FOR THE YEAR ENDED OCTOBER 31,                             2000         1999
--------------------------------------------------------------------------------



CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss for the year ..............................    $ (67,165)    $(335,636)

    Add items not affecting cash:
       Amortization ................................          156         9,671
       Writedown of distribution rights and
          patents ..................................         --         248,781
       Writedown of marketable securities ..........         --             678
       Loss on disposal of capital assets ..........        1,400          --
                                                        ---------     ---------

                                                          (65,609)      (76,506)

    Change in non-cash working capital items:
       Distribution rights and patents .............         --
                                                                      ---------
       Accounts payable and accrued liabilities ....     (142,920)       97,740
                                                        ---------     ---------

                                                         (208,529)       21,234
                                                        ---------     ---------

FINANCING ACTIVITIES
       Repayment of long-term debt .................      (29,750)         --
       Increase in amount due to director ..........        7,500          --
       Increase (decrease) in amount due
          to related company .......................       (5,634)      (12,320)
       Issuance of share capital ...................      240,000          --
                                                        ---------     ---------

                                                          212,116       (12,320)
                                                        ---------     ---------

NET INCREASE (DECREASE) IN CASH ....................        3,587          (368)

BANK INDEBTEDNESS, BEGINNING OF YEAR ...............       (2,130)       (1,762)
                                                        ---------     ---------

CASH (BANK INDEBTEDNESS), ENDING OF YEAR ...........    $   1,457     $  (2,130)
                                                        =========     =========

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.
(Formerly World Power Bike Inc.)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


OCTOBER 31, 2000
--------------------------------------------------------------------------------


1.   NATURE OF OPERATIONS

     Effective February 15, 2000 the company consolidated its share capital as disclosed in Note 4 and changed its name to Parkside 2000 Resources Corp.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   FINANCIAL STATEMENT PRESENTATION

          These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

     b)   CAPITAL ASSETS

          Capital assets are amortized using the declining-balance method at a rate of 20% per annum for office furniture and equipment.

     c)   FOREIGN CURRENCY TRANSLATION

          Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

     d)   LOSS PER SHARE

          Loss per share is calculated on the basis of the weighted average number of common shares outstanding during the year.

     e)   FINANCIAL INSTRUMENTS

          The company's financial instruments consist of cash, short-term deposits, accounts receivable, and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     f)   ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

--------------------------------------------------------------------------------
PARKSIDE 2000 RESOURCES CORP.
(Formerly World Power Bike Inc.)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


OCTOBER 31, 2000
--------------------------------------------------------------------------------

3.   CAPITAL ASSETS

                                                 2000                   1999
                                   -------------------------------    --------
                                            Accumulated   Net book    Net book
                                    Cost    Amortization   value       value
                                   ------   ------------  --------    --------

     Computer equipment            $   -      $   -       $   -       $ 1,556
     ---------------------------   ------   ------------  --------    --------

4.   SHARE CAPITAL

     a)   AUTHORIZED

          100,000,000 common shares with no par value

     b)   ISSUED

                                  OCTOBER 31, 2000           OCTOBER 31, 1999
                              ------------------------   -----------------------
                                Shares        Amount       Shares       Amount
---------------------------   ----------    ----------   ----------   ----------

Balance, beginning of year     7,767,556    $3,057,092    7,767,556   $3,057,092
Consolidation 1 for 7 .....   (6,657,905)         --           --           --

Private placement .........    1,200,000       240,000         --           --
---------------------------   ----------    ----------   ----------   ----------

BALANCE, END OF YEAR ......    2,309,651    $3,297,092    7,767,556   $3,057,092
===========================   ==========    ==========   ==========   ==========


     c)   WARRANTS OUTSTANDING

          During the year the company issued 1,200,000 units through a private placement. Each unit consisted of one common share of the company and one non-transferrable warrant to purchase one common share of the company at an exercise price of $0.26, expiring July 21, 2002. At the year end 1,200,000 warrants were outstanding.

     d)   ESCROW SHARES

          As at  October  31,  2000  there  were  25,000  (1999  -  25,000  post consolidation) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

5.   SUBSEQUENT EVENT

     Subsequent to October 31, 2000 the Company signed a letter of intent to purchase all of the issued and outstanding shares in the capital of Graph Holdings Inc. ("Graph"), private company incorporated in British Columbia. Consideration to be paid is 1.5 shares of the company for each share of Graph, there are 12,000,000 common shares of Graph outstanding.

                                AMADOR GOLD CORP.
                    (FORMERLY PARKSIDE 2000 RESOURCES CORP.)

                          INTERIM FINANCIAL STATEMENTS

                       (UNAUDITED - SEE NOTICE TO READER)

                                  JULY 31, 2003

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

INTERIM FINANCIAL STATEMENTS
(UNAUDITED - SEE NOTICE TO READER)

--------------------------------------------------------------------------------
JULY 31, 2003
--------------------------------------------------------------------------------




Notice to Reader ......................................................     F-36

Interim Statement of Loss and Deficit .................................     F-37

Interim Balance Sheet .................................................     F-38

Interim Statement of Deferred Exploration and Development
   Expenditures .......................................................     F-39

Interim Statement of Cash Flows .......................................     F-40

Notes to the Interim Financial Statements .............................     F-41

CHARTERED                          1100 - 1177 West Hastings Street   MACKAY.CA
ACCOUNTANTS                        Vancouver, BC V6E 4T5
MacKay LLP                         Tel: 604-687-4511
                                   Fax: 604-687-5805
                                   Toll Free: 1-800-351-0426
                                   www.McKayLLP.ca


Notice to Reader


We have compiled the balance sheet of Amador Gold Corp. (formerly Parkside 2000 Resources Corp.) as at July 31, 2003 and the interim statements of loss and deficit, and deferred exploration and development expenditures, and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.





                                                                    "MACKAY LLP"
SURREY, BC                                                 CHARTERED ACCOUNTANTS

SEPTEMBER 4, 2003

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

INTERIM STATEMENT OF LOSS AND DEFICIT
--------------------------------------------------------------------------------
(UNAUDITED - SEE NOTICE TO READER)

FOR THE                           THREE MONTHS ENDED            NINE MONTHS ENDED
                                       JULY 31,                      JULY 31,
                                  2003           2002           2003           2002
                              -----------    -----------    -----------    -----------
ADMINISTRATIVE EXPENSES
  Bank charges and interest   $     4,702    $     1,016    $    10,077    $     1,137
  Consulting fees .........         9,338           --           21,590           --
  Financing fees (note 5) .       102,500           --          102,500           --
  Legal and accounting ....         5,310          5,493         14,419          7,841
  Management fees .........        12,000          7,500         33,000         22,500
  Office and miscellaneous            883            904          4,406          1,794
  Regulatory fees .........         4,705          6,570         14,017          9,849
  Transfer agent fees .....         2,344          1,180          6,104          3,956
  Travel and promotion ....        11,043           --           24,290           --
                              -----------    -----------    -----------    -----------

                                  152,825         22,663        230,403         47,077
                              -----------    -----------    -----------    -----------

LOSS FOR THE PERIOD .......      (152,825)       (22,663)      (230,403)       (47,077)

DEFICIT, BEGINNING OF
  PERIOD ..................    (3,494,536)    (3,389,110)    (3,416,958)    (3,364,696)
                              -----------    -----------    -----------    -----------

DEFICIT, END OF PERIOD ....   $(3,647,361)   $(3,411,773)   $(3,647,361)   $(3,411,773)
                              ===========    ===========    ===========    ===========

LOSS PER SHARE ............                                 $     (0.03)   $     (0.02)
                              ===========    ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

INTERIM BALANCE SHEET
--------------------------------------------------------------------------------
(UNAUDITED - SEE NOTICE TO READER)

                                                      JULY 31,      October 31,
                                                        2003            2002
                                                    -----------     -----------

ASSETS

CURRENT
  Cash .........................................    $   390,318     $    68,123
  Goods and services tax recoverable ...........         34,037          12,729
  Prepaid expenses .............................         19,880            --
                                                    -----------     -----------

                                                        444,235          80,852

MINERAL PROPERTIES (note 4) ....................        876,806         167,049
                                                    -----------     -----------

                                                    $ 1,321,041     $   247,901
                                                    ===========     ===========

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities .....    $   106,047     $    36,055
  Due related party (note 8) ...................          5,551            --
  Promissory note payable (note 5) .............        350,000            --
                                                    -----------     -----------

                                                        461,598          36,055

CONVERTIBLE DEBENTURES (note 6) ................        125,000         125,000
                                                    -----------     -----------

                                                        586,598         161,055
                                                    -----------     -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 7) .........................      4,370,804       3,503,804

PAID UP CAPITAL ................................         11,000            --

DEFICIT ........................................     (3,647,361)     (3,416,958)
                                                    -----------     -----------

                                                        734,443          86,846
                                                    -----------     -----------

                                                    $ 1,321,041     $   247,901
                                                    ===========     ===========


APPROVED BY THE DIRECTORS:

"S/S RUPERT BULLOCK"                         "S/S LYNN EVOY"
______________________ Director              __________________ Director

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

INTERIM STATEMENT OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
--------------------------------------------------------------------------------
(UNAUDITED - SEE NOTICE TO READER)
--------------------------------------------------------------------------------
                                                                         Year
                                                                         ended
                                           NINE MONTHS ENDED            October
FOR THE                                        JULY 31,                   31,
--------------------------------------------------------------------   ---------
                                                 2003                     2002
                                  ----------------------------------   ---------
                                    LIARD       KENORA
                                    CLAIMS      CLAIMS       TOTAL       Total
                                  ---------    ---------   ---------   ---------

ACQUISITION COSTS
  Opening balance .............   $  15,000    $    --     $  15,000   $    --
  Option payments - cash ......        --        260,000     260,000      10,000
  Finders fees - cash .........        --         18,750      18,750        --
  Option payments - shares ....        --           --          --         5,000
                                  ---------    ---------   ---------   ---------

  Closing balance .............      15,000      278,750     293,750      15,000
                                  ---------    ---------   ---------   ---------

EXPLORATION
  Opening balance .............     152,049         --       152,049        --
  Camp supplies ...............        --         29,425      29,425        --
  Drilling ....................        --        337,139     337,139      22,316
  Mapping and sampling ........        --          7,963       7,963      81,394
  Miscellaneous ...............      (1,140)       8,303       7,163      11,909
  Consulting ..................        --         46,448      46,448        --
  Surveying ...................         869        2,000       2,869      36,430
                                  ---------    ---------   ---------   ---------

  Closing balance .............     151,778      431,278     583,056     152,049
                                  ---------    ---------   ---------   ---------

BALANCE, END OF PERIOD ........   $ 166,778    $ 710,028   $ 876,806   $ 167,049
                                  =========    =========   =========   =========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

INTERIM STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
FOR THE                                             THREE MONTHS ENDED            NINE MONTHS ENDED
                                                         JULY 31,                     JULY 31,
                                                  2003            2002           2003           2002
                                               -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
  Loss for the period ......................   $  (152,825)   $   (22,663)   $  (230,403)   $   (47,077)

  Add back item not involving cash:
    Financing fees .........................        70,000           --           70,000           --

  Change in non-cash working capital items:
    Goods and services tax recoverable .....       (27,876)        (1,403)       (21,308)        (1,574)
    Prepaid expenses .......................        (1,403)          --          (19,880)          --
    Accounts payable and accrued liabilities        79,504          7,762         69,992          8,665
                                               -----------    -----------    -----------    -----------

                                                   (32,600)       (16,304)      (131,599)       (39,986)
                                               -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
  Due to related party .....................         1,271         19,409          5,551         42,016
  Shares issued ............................       150,000           --          860,200           --
  Share issue costs ........................       (12,000)       (63,200)          --
  Promissory notes issued ..................       350,000        175,000        350,000        175,000
                                               -----------    -----------    -----------    -----------

                                                   489,271        194,409      1,152,551        217,016
                                               -----------    -----------    -----------    -----------

INVESTING ACTIVITY
    Investment in mineral properties .......      (377,699)       (16,996)      (698,757)       (16,996)
                                               -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH ............        78,972        161,109        322,195        160,034

CASH, BEGINNING OF PERIOD ..................       311,346            703         68,123          1,778
                                               -----------    -----------    -----------    -----------

CASH, END OF PERIOD ........................   $   390,318    $   161,812    $   390,318    $   161,812
                                               ===========    ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED - SEE NOTICE TO READER)
--------------------------------------------------------------------------------

JULY 31, 2003
--------------------------------------------------------------------------------


1.       FINANCIAL STATEMENT PRESENTATION

         These unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore, readers are advised to refer to the company's annual audited financial statements for the year ended October 31, 2002 for additional information.

         The company has adopted changes in its accounting policies as disclosed in note 3 effective November 1, 2002.

2.       NATURE OF OPERATIONS

         The company is currently classified in the natural resources industry, and listed on the TSX Venture Exchange.

3.       CHANGES IN ACCOUNTING POLICIES

         a)       STOCK-BASED COMPENSATION

                  Effective November 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method. Whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

                  Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

         b)       FOREIGN CURRENCY TRANSLATION

                  Effective November 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting.

         The accounting changes had no material impact on the net income for the current or comparative quarters.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED - SEE NOTICE TO READER)
--------------------------------------------------------------------------------

JULY 31, 2003
--------------------------------------------------------------------------------


4.       MINERAL PROPERTIES

         a)       LIARD DIVISION

                  On May 30, 2002, the company announced an option agreement to explore and develop the BX1-2 claims, subsequently enlarged to include BX3-10, in the Liard Mining Division of British Columbia with another public company. The company will be the operator of the project and is required to make cash payments of $100,000, issue 450,000 common shares, and incur exploration expenditures of $1,100,000 to earn a 50% interest over the option period (10% per year), in accordance with the following schedule:

                                                                        Common
                                            Option      Exploration     shares
                                           payments     expenditures    issued
                                          ----------    ----------    ----------

Upon regulatory approval (paid) ......    $   10,000    $   70,000        50,000
Upon expenditure of first
    advance (incurred) ...............          --          80,000          --
May 23, 2003 .........................        15,000       200,000       100,000
May 23, 2004 .........................        25,000       250,000       100,000
May 23, 2005 .........................        25,000       250,000       100,000
May 23, 2006 .........................        25,000       250,000       100,000
                                          ----------    ----------    ----------

                                          $  100,000    $1,100,000       450,000
                                          ----------    ----------    ----------

                  During the current quarter the company announced that it was not intending to make the May 2003 cash and share payments (note 9(b)). The company has retained the 10% interest in the property previously earned.

         b)       KENORA PROPERTY

                  During fiscal 2003, the Company entered into a formal agreement for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. Consideration consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003 (paid), $250,000 before August 27, 2003 (paid subsequent to quarter end), $250,000 on August 27, 2004, $250,000 on
                  August 27, 2005 and  $2,000,000  before  August 27,  2006.  In addition, there is a royalty payable of between 1 and 2%.

                  A finders fee is payable with respect to the option agreement, 7.5% of the first $300,000 consideration ($18,750 paid during the period, $13,750 paid subsequent to quarter end), 5% on the next $700,000, 2.5% on the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED - SEE NOTICE TO READER)
--------------------------------------------------------------------------------

JULY 31, 2003
--------------------------------------------------------------------------------


5.       PROMISSORY NOTE PAYABLE

         Under an agreement dated July 4, 2003 the company borrowed $350,000 from a shareholder. The funds bear interest at 10% per annum, compounded monthly in arrears, and are payable one year from the date advanced, or on written notice from the lender. In consideration for the loan the company issued 311,111 bonus shares, valued at $0.225 per share, for total financing fees of $70,000. In addition a finder's fee of $32,500 was paid to Research Capital.

6.       CONVERTIBLE DEBENTURE

         On July 10, 2002, the company issued two promissory notes in the amount of $175,000 to finance the project in note 4(a). The two loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demands payment by notice in writing if the company has not commenced trading on the TSX Venture Exchange on or before September 30, 2002 or (b) the date which is two years from the date the loans were advanced.

         The first note was repaid. The second note, for $125,000, was converted into a Series A convertible debenture, and 1,250,000 detachable share purchase warrants with an exercise price of $0.10 per share until July 23, 2004. The debenture may be converted to common shares at a price of $0.10. Any accrued interest may be converted at the market price (as defined) at the time of conversion.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED - SEE NOTICE TO READER)
--------------------------------------------------------------------------------

JULY 31, 2003
--------------------------------------------------------------------------------


7.       SHARE CAPITAL

         a)       AUTHORIZED

                  100,000,000 common shares with no par value

         b)       ISSUED

                                JULY 31, 2003             October 31, 2002
                         -------------------------    -------------------------
                            Shares        Amount         Shares        Amount
                         -----------   -----------    -----------   -----------

Balance, beginning of
  period ..............    5,128,401   $ 3,503,804      2,309,651   $ 3,297,092
Issued for
  Property acquisition
    cost ..............         --            --           50,000         5,000
  Loan bonus ..........         --            --          100,000        10,000
  Share for debt
    settlement ........         --            --          668,750        66,875
Issued for cash
  Private placement ...      320,000        35,200      2,000,000       200,000
  Private placement ...    3,375,000       675,000           --            --
  Private placement ...      535,715       150,000           --            --
  Shares issued for
    loan bonus ........      311,111        70,000           --            --
  Share issuance costs          --         (63,200)          --         (29,600)
  Income tax benefits
    renounced on flow
    through shares
    issued ............         --            --             --         (45,563)
                         -----------   -----------    -----------   -----------

BALANCE, END OF PERIOD     9,670,227   $ 4,370,804      5,128,401   $ 3,503,804
                         ===========   ===========    ===========   ===========

         c)       PRIVATE PLACEMENTS

                  During the current period the company issued 320,000 units for $0.11 per unit, through a private placement, each unit comprised of one common share and one warrant to purchase a common share at an exercise price of $0.14 per warrant exercisable until November 14, 2004.

                  During the current period the company closed a private placement of 3,375,000 units for $0.20 per unit, each unit comprised of one common share and one warrant to purchase a common share at an exercise price of $0.25 per warrant exercisable until February 28, 2005. 1,625,000 of the units are flow-through shares and the remaining 1,750,000 shares are non-flow through shares.

                  During the current quarter the company closed a private placement of 535,715 units for $0.28 per unit, each unit comprised of one common share and one warrant to purchase a common share at an exercise price of $0.32 per warrant exercisable until May 29, 2005.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED - SEE NOTICE TO READER)
--------------------------------------------------------------------------------

JULY 31, 2003
--------------------------------------------------------------------------------


6.       SHARE CAPITAL (continued)

         d)       WARRANTS OUTSTANDING

                  As at July 31, 2003 there were 7,480,715 warrants outstanding as follows:

            Expiry date               Exercise price          Number of warrants
         ------------------           --------------          ------------------

             July 23, 2004                $0.10                   1,250,000
           October 7, 2004                $0.10                   2,000,000
         November 14, 2004                $0.14                     320,000
         February 28, 2005                $0.25                   3,375,000
              May 29, 2005                $0.32                     535,715


         e)       OPTIONS OUTSTANDING

                  i) During the current period the company issued 170,000 stock options to the directors and/or employees of the company. The options are exercisable up to December 18, 2007 at a price of $0.23 per share.

                  ii) During the current period the company issued an additional 372,000 stock options to the directors and/ or employees of the company. The options are exercisable up to March 2, 2008 at a price of $0.25 per share.

                  iii) During the current quarter the company granted 50,000 stock options to a consultant to the company. The options are exercisable up to June 16, 2008 at a price of $0.30 per share.

                  iv) As at July 31, 2003 there were 932,000 options outstanding (October 31, 2002 - 340,000).

         f)       ESCROW SHARES

                  As at July 31, 2003 there were 25,000 (October 31, 2002 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.


7.       RELATED PARTY TRANSACTIONS

         During the period the company recorded management fees of $33,000 (2002
         - $22,500) to two companies controlled by Directors of the company. At July 31, 2003, $5,551 (October 31, 2002 - $Nil) was owed to one company for management fees and expenses incurred.

         During the period the company recorded consulting fees of $21,590 (2002
         - $nil) to a company controlled by the spouse of a Director.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED - SEE NOTICE TO READER)
--------------------------------------------------------------------------------

JULY 31, 2003
--------------------------------------------------------------------------------


8.       STOCK COMPENSATION

         The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock.

         The fair value of each option  granted is  estimated  on the grant date
         using  the  Black-Scholes   option-pricing  model  with  the  following
         assumptions:

         Dividend rate                0.00   %
         Risk-free interest rate      4.01   %
         Expected life                   5   years
         Expected volatility           100   %

         As disclosed in note 6(e(i)) the company issued 170,000 options during the second quarter. Using the above assumptions the fair value of each option granted is $0.15, compensation expense of $25,500 was not recorded in the operations for the quarter.

         Dividend rate                0.00   %
         Risk-free interest rate      4.08   %
         Expected life                   5   years
         Expected volatility           100   %

         As disclosed in note 6(e(ii)) the company issued 372,000 options during the second quarter. Using the above assumptions the fair value of each option granted is $0.19, compensation expense of $70,680 was not recorded in the operations for the quarter.

         Net loss for the period ......................      $(230,403)
         Unrecorded stock option compensation .........        (96,180)
                                                             ---------

         Proforma loss for the period .................      $(326,583)
                                                             =========

         Proforma loss per share ......................      $   (0.04)
                                                             =========

       As disclosed in note 6(e(iii)) the company issued 50,000 options during the third quarter. Using the above assumptions the fair value of each option granted is $0.22. Compensation expense of $11,000 was recorded as deferred expenditures on the KPM property during the quarter.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED - SEE NOTICE TO READER)
--------------------------------------------------------------------------------

JULY 31, 2003
--------------------------------------------------------------------------------


9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

                                                  For the period ended
                                      -----------------------------------------
                                        July 31,      October 31,    October 31,
                                          2003           2002           2001
                                      -----------    -----------    -----------

Statement of operations and deficit
Loss for the year under
  Canadian GAAP ...................   $  (230,403)   $   (97,825)   $   (48,613)
  Mineral property exploration and
  development expenditures ........      (431,278)      (152,049)          --
                                      -----------    -----------    -----------

United States GAAP ................   $  (661,681)   $  (249,874)   $   (48,613)
                                      ===========    ===========    ===========

Gain (loss) per share - US GAAP ...   $     (0.09)   $     (0.10)   $     (0.02)
                                      ===========    ===========    ===========

Balance sheet
Assets
Mineral Properties
  Canadian GAAP ...................   $   876,806    $   167,049    $      --
  Resource property expenditures
  (cumulative) ....................      (583,056)      (152,049)          --
                                      -----------    -----------    -----------

United States GAAP ................   $   293,750    $    15,000    $      --
                                      ===========    ===========    ===========

Deficit
  Canadian GAAP ...................   $(3,647,361)   $(3,416,958)   $(3,364,696)
  Resource property expenditures
  (cumulative) ....................      (583,056)      (152,049)          --
                                      -----------    -----------    -----------

United States GAAP ................   $(4,230,417)   $(3,569,007)   $(3,364,696)
                                      ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED - SEE NOTICE TO READER)
--------------------------------------------------------------------------------

JULY 31, 2003
--------------------------------------------------------------------------------


9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123")
                  encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

                  The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended October 31, 2002, 2001, and 2000 were 2,480,267, 2,284,651, and 1,419,993, respectively.

         d)       INCOME TAXES

                  Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED - SEE NOTICE TO READER)
--------------------------------------------------------------------------------

JULY 31, 2003
--------------------------------------------------------------------------------


9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       NEW ACCOUNTING PRONOUNCEMENTS

                  In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

                  In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

                  In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", that supersedes SFAS No. 121 "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

                  In June 2002, FASB issued SFAS No. 146 "Accounting for costs Associated with Exit or Disposal Activities" ("SFAS 146"), which supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in
                  Restructuring)". SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

                  In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

         The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.